MARTHA STEWART

Living

Sharing the "Vision Thing" for 25 Years



Special Issue
MACHINE VISION

What's COOKING at Cognex?

AND

Perfect Living with Machine Vision

PLUS:

Celebrating 101

The Cognex Way

COGNEX
2006 ANNUAL REPORT

Free for Cognex Shareholders
www.cognex.com

In case you didn't notice, this is a PARODY!
This is not a real issue of "Martha Stewart Living."
And, this is not a photo of Martha Stewart.

Don't let the embarrassment of MLD leave you blue.



Manufacturing line dysfunction (MLD) can happen to anyone.

The wrong part is loaded on the assembly line, resulting in hundreds...or thousands...of mismanufactured items. Or a process failure upstream goes unnoticed, leading to production errors, component defects, and unhappy customers.

Studies have shown that Cognex vision can significantly reduce MLD.

Caution: Reliance on Cognex vision can be habit-forming. Side effects of using Cognex vision include reduced scrap and rework, improved productivity, greater product reliability, increased consumer safety and greater customer satisfaction.

If your manufacturing line performance isn't what it should be, ask your distributor about

COGNEX

This product is not only for companies suffering from MLD. It can be used to enhance manufacturing lines that are functioning up to potential.
If after using Cognex vision you experience extremely good performance on your manufacturing line for more than eight hours at a time, call your friends and recommend Cognex vision.

contents

MARCH 2007


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COVER: *Dr. Bob Shillman, Chairman and CEO of Cognex, dishes up a smorgasbord of Cognex vision.*

Just in case it isn't completely clear from the disclaimer on the cover, and from the contents of this publication, Cognex Corporation has no connection, affiliation or other relationship to Martha Stewart or Martha Stewart Living Omnimedia LLC. *Martha Stewart Living*® is a registered trademark of Martha Stewart Living Omnimedia LLD.

features

2 gentle reminders
Have you budgeted for more Cognex vision?

3 ask Dr. Bob
Answers to questions about keeping bread fresh, cleaning nuclear fuel rods, and more.

4 what's cooking at Cognex?
Dr. Bob serves up his views on Cognex's 2006 performance.

7 how to make dough
New markets, applications, and products to help heat up our business.

10 perfect living with Cognex
Achieving perfection around the house is easy with Cognex vision.

12 good things
This month's tips include a smashing centerpiece you'll want to make at home.

14 celebrating 101
Our "can't miss" tips for celebrating special occasions.

Gentle Reminders

Mark your calendar with these helpful planning tips


Budget Meeting
Cognex Vision

Cognex vision is something you should care deeply about, so don't forget to keep these important dates and tips in mind.

2007

IMPORTANT DATES

Quarterly

Have you received your Cognex dividend check?

April 18

Cognex Annual Shareholders Meeting

July 31

Halloween is only three months away—time to start planning your costume!

GET IN THE HABIT

- October is budget month. Act now to assess your need for vision sensors and include them in next year's budget. This saves the delays that can be caused by seeking special expenditure approvals later.

HAVE YOU DONE IT LATELY?

- It's a good idea to contact your Cognex sales engineer or distributor on a regular basis to see what's new. Our latest products or enhancements could be just what you need to boost your manufacturing quality and productivity!

INDOORS

- Consider a traceability initiative to improve your manufacturing process. Traceability systems using Cognex ID readers enable manufacturers to identify products and components that move along the supply chain, and to access records on the item's origin, and manufacturing and maintenance histories.

Cognex's DataMan ID reader has become standard for direct part mark reading in many industries. These self-contained readers perform consistently on all types of marks made on metal, glass, ceramic, plastic, and other surfaces. And, they are rugged, designed to withstand the harshest environments.

OUTDOORS

- If you own or operate a trucking fleet, consider equipping your vehicles with Cognex's SafeTRAC Lane Departure Warning (LDW) system. Long hours spent behind the wheel can make commercial truck drivers susceptible to drowsiness and distraction while on the road. SafeTRAC sounds an alarm when a driver has unintentionally crossed into another lane or has drifted off the road, preventing expensive accidents from happening.

Ask Dr. Bob

How to eliminate defective drinking glasses, clean nuclear fuel rods, stitch artificial heart valves, keep bread fresh, and harmonize color schemes.

SPOTTING DEFECTIVE GLASSES

Q: ***I recently bought a set of expensive drinking glasses, but when I got them home I noticed bubbles in the glass. How did this defect slip onto the store shelf?***

A: To ensure perfect quality, it's best to make all the glassware you use at home yourself.

However, you should be aware that molten glass can develop gas bubbles if the temperature in your glass furnace is inconsistent.

I pay extra attention at all times to avoid these unsightly defects. But, on some automated production lines, defects do occasionally occur. In these cases, the trick is to identify and discard defective glassware before it leaves the manufacturing plant on its way to the store.

Many glassware manufacturers use Cognex vision to inspect 100% of their product before it is shipped to ensure that defective items never reach consumers like you.

CLEANING NUCLEAR FUEL RODS

Q: ***Any tips for handling a job that is really messy...like cleaning nuclear fuel rods?***

A: It takes an organized homemaker to keep up with the many cleaning tasks that require your daily attention...whether it's deep cleaning your home's air ducts, or bleaching the grout around your shower tiles.

But, some things just can't be allowed to slip, like maintenance of nuclear power plant components. Fuel rods can become corroded with use, or soiled with deposits. Regular inspection, cleaning, and removal of spent rods is a must!

Please read my recent article on "Nuclear Plantkeeping" in the November issue for the full details on this particular chore.

However, one reliable fix to consider is using Cognex machine vision to regularly check the condition of rods and identify any in need of upkeep. Using machine vision and robots keeps your hands clean, and ensures they won't glow in the dark!

HEART VALVE STITCHERY

Q: ***I just got a new job, and I need some advice. What is the proper stitch to use when sewing artificial heart valves during surgery?***

A: Not everyone is born with the ability to sew a perfect blanket stitch (like me), so it is not surprising that you would ask this question. And, you have come to the right source!

My upcoming book, "Stitch Craft for Surgeons" will cover the proper stitch for attaching the valves inside the blood vessel during surgery.

However, stitching is also required to assemble the valve itself.

And, because these sensitive devices are susceptible to damage during assembly, manufacturers try to limit handling of the devices as much as possible. That's why today stitching is done primarily by robots, using Cognex machine vision to guide them.

FRESH IDEAS ON STALENESS

Q: ***What's the secret to keeping bread fresh?***

A: Daily baking is the best way to ensure fresh bread. Getting up at 4 a.m. to start the dough is a small price to pay. Who needs a full five hours of sleep? It's a waste of time that could be better spent cleaning the lint filter in your clothes dryer or the one in your vacuum.

But, if you'd rather sit back and *loaf*, you can purchase bread that's certified fresh by Cognex vision.

Commercial bakeries include a "sell by" date imprinted on the package to help consumers determine if their bread is fresh, or past its prime. And, the best bakeries use Cognex vision to make sure this important consumer information is clearly printed and legible on every item that goes out the door.

COLOR BIND

Q: ***The interior of my pickup truck clashes with the exterior paint job...I think somebody goofed! Is there anything I can do?***

A: Try to harmonize the two color schemes with some creative accents...a dashboard hula dancer in the appropriate hue could be just the touch you need to pull the whole look together. And next time you purchase a truck, get it from a manufacturer that uses Cognex vision to ensure that all body panels and vehicle interiors are matched to perfection.


COGNEX

what's cooking at Cognex?

For more than 25 years, Cognex has been in the business of helping others achieve perfect quality.

For this reason, we decided to take a page out of Martha Stewart's book for the theme of our 2006 annual report. Even Martha would be impressed by the high quality that manufacturers can achieve using Cognex vision in their factories!

This theme also gives us a great opportunity to show you how many items you use in everyday "living" are made...or made better...with Cognex vision.

I wish I could report that our 2006 performance was as flawless as Martha's *hollandaise sauce*...but 2006 was a frustrating year for Cognex. While we continued to be very profitable, our revenue didn't grow in line with our expectations.

On the top line, we reported revenue of $238 million, which is only a 10% increase over 2005. And, we reported a profit of $39.9 million, which is a 12% increase over the prior year. Seems a bit thin? Well...it depends on how you look at it. It turns out that the reported profit includes $13.6 million in stock option expenses ($8.9 million after taxes) that were not included in the 2005 results. So, to get to the core of the matter, you have to compare *apples to apples* and exclude those "artificial ingredients" that the Financial Accounting Standards Board (FASB) mandated for 2006. When viewed in that way, our profit in 2006 is $48.8 million, or a whopping 37% increase over the profit that we reported in 2005.

The bitter with the sweet

Of the three major markets that we serve, only the manufacturers of Semiconductor and Electronics Capital Equipment (Semi) had a good year. Our revenue in this segment grew 27% to $76 million, due primarily to a cyclical upswing in demand from those customers that integrate Cognex vision into automation machines that they manufacture, and which are then used to make semiconductor chips and printed circuit boards.

However, in the Surface Inspection and Factory Automation markets, the news was not as bright.

Revenue from our Surface Inspection customers...who buy Cognex vision systems to detect defects in the surfaces of materials made in a continuous process, such as paper, metals and plastic...was $30 million, down about 12% from the record level we achieved in 2005. The downturn in this market segment was caused by consolidations in the metals industry, which delayed some major purchases, including purchases of our products.

In Factory Automation, we ended the year with *egg on our face*. This segment consists of a very large number of companies who produce everything from *soup to nuts*, and who are always looking for ways to increase the quality of their products and, at the same time, reduce their manufacturing costs. Because of both the enormous market potential and the easy cost-justification for Cognex's products, we expect the Factory Automation market to serve as a steady source of growth for us.

But, in 2006, what we hoped would rise like a *soufflé* turned out to have little more oomph than a *pizza* (non-Chicago style). Factory Automation revenue at Cognex totaled $132 million in 2006, a yearly increase of roughly 7%...considerably below our annual growth target of 20%.

How the cookie crumbled

We have identified two primary reasons for this disappointing performance. The first was a slowdown in two industries that

Continued on page 6

getting REORGANIZED

__In October__ of 2006 Cognex made several key changes in the sales organization designed to help accelerate the growth of Cognex's Modular Vision Systems Division (MVSD), the largest division at Cognex.

The first move was the appointment of Eric Ceyrolle as Executive Vice President of Worldwide Sales and Marketing for MVSD.



As a longtime Cognoid, Eric has had a lot of successful experience in selling vision and in running a large sales organization. He was hired by Cognex in 1992 to build our sales organization in Europe, and he was so successful there that we later increased his responsibility to include Asia and Japan. Now, he'll be in charge of all of MVSD's sales and marketing efforts worldwide.

Under Eric's leadership, three other Cognoids, each with over 10 years of experience at Cognex, have been appointed to new sales management positions in MVSD: Brian Phillips is now Vice President of Sales for the Americas, Didier Lacroix will serve as Vice President of Sales for Europe, and Ettore Cucchetti has been appointed Vice President of Sales for Asia. All three are seasoned sales executives with extensive knowledge of the factory automation environment and a strong record of sales growth. They entered 2007 hungry, and with a large appetite *to grow sales in their respective geographic regions.*

hot out of the *Oven*

Here are just a few of the great new products Cognex cooked up in 2006.


COGNEX
DVT 515
VISION SENSOR

dataman 7500 In 2006, Cognex introduced the DataMan 7500 handheld reader for direct part marks. The DataMan 7500 hit the bullseye in ruggedness, performance and ease of use, and it has already become standard in the automotive and aerospace industries for reading identification marks that are placed directly on parts. And in 2007, Cognex introduced the DataMan 7500V, a handheld device that verifies that marks meet pre-defined quality standards.

vision sensors Last year we introduced several new vision sensors that ensure that Cognex continues to offer the *largest menu* of vision sensors in the market. Whether it's highest performance or lowest cost, Cognex has the product to satisfy every *customer's appetite*. Additions to our menu in 2006 included three new DVT vision sensors...the DVT 515, DVT 535 and DVT 545 systems...that bring a new standard of performance to low-priced vision sensors. Cognex also introduced the In-Sight 5000R, a remote head camera with a very small sensor head (about the size of a C battery) that is ideal for applications where mounting space is limited or where a *low-calorie*, lightweight camera is required.

surface quality monitoring and line synchronization
In 2006, Cognex introduced two significant additions to our surface inspection *menu* that expand the market for Cognex's SmartView surface inspection system.

Surface Quality Monitoring enables customers to use SmartView not only to detect surface defects, but also to assess general surface features such as texture. Cognex is the only supplier in the market that provides this capability, and in 2006 this new feature enabled us to *eat the lunch* of our largest competitor by winning several significant metals deals.

Line Synchronization enables SmartView systems that are installed at different parts of a paper production line to share information about defects that have been detected on the web of paper as it moves through different phases of production, such as coating, and then cutting.

what's cooking? *(continued)*

are important to our Factory Automation business: the U.S. automotive industry, and the electronics industry. In 2006, an ongoing financial downturn in the U.S. automotive industry put a hold on many automation projects that would normally have incorporated our vision systems. In the electronics industry, demand tends to wax and wane with the semiconductor industry...and that industry began to soften in the second half of the year.

The second reason for our unsatisfactory growth in Factory Automation resulted from issues within our own sales force.

In 2006 we changed the *recipe* for running our U.S. sales organization, and those changes had a very *bitter aftertaste*. You see, in 2005, Cognex acquired DVT Corporation, a competitor that focused on selling low-cost vision sensors through a large, third-party distribution channel. One of the goals of the acquisition was to augment our vision sales by leveraging that channel. We decided, mistakenly, to focus our direct sales team on training and supporting that channel for much of 2006. Unfortunately, that effort distracted our team from calling on their regular high-volume customers...which had been our *bread and butter*.

To address this error, last fall we made some significant changes in our sales force organization. We moved four of our *seasoned* sales executives into new positions of leadership. In addition, we freed our direct sales team from supporting distributors and reverted to our old *recipe* of having them work exclusively on closing strategic accounts (see "Getting Reorganized" on page 5 for more details on these changes).

But, we didn't leave our distributors high and dry; we created a separate team of Cognoids dedicated solely to supporting and motivating our channel partners. We expect these changes to deliver a higher growth rate in Factory

Continued on page 8

how to make *Dough*

Finding new opportunities for vision will help Cognex "turn up the heat" on bookings. Here are some areas where we expect to see results in the near future.


COGNEX


MARKETS
APPLICATIONS



NEW APPLICATIONS

One path to growth is to find new applications in markets that we currently serve where our vision sensors can help companies produce higher quality products, or produce them at a lower price...and, hopefully, both! An example of this is a new product called NotchMax that can quickly and accurately find the alignment notches on semiconductor wafers from a single field of view. We'll be marketing NotchMax to equipment manufacturers in the Semi industry, many of whom are already purchasing other Cognex products. Another path to growth is to find new applications outside of our traditional customer base, such as the production of solar cells, which present new opportunities for machine vision.

NEW MARKETS

Cognex is working with North America's leading manufacturer of automatic doors to bring to market a vision-controlled door activator, called DoorMan. This customer will be integrating DoorMan into their automatic doors for both door activation control and to address existing safety issues. We expect DoorMan to go into production in the second half of 2007, and to "open many new doors" internationally for our sales team. In addition, our entry into the market for in-vehicle vision, with the acquisition of AssistWare Technology, Inc. in 2006, will help us grow our business a little farther down the road.

NEW PRODUCTS

New products are the *meat and potatoes* of our business. While we have lots of innovations in the pipeline for 2007 which are not quite ready for public disclosure, we can tell you about one new product that is already generating a lot of excitement...and we hope some serious *bread*, too...the new DataMan 100 ID reader.

Up to this point, Cognex has focused its ID business on reading and verifying Direct Part Marks. The new DataMan 100 ID reader moves Cognex into the existing and very large market for scanning and reading codes that are printed on labels as well. DataMan 100 delivers continuously high read rates of both 1D and 2D symbologies, in direct part mark and label-based identification applications. It can read printed bar codes as well as a laser scanner, and outperforms laser scanners by also reliably reading 2D codes...something that laser-based code readers just cannot do.

And, the DataMan 100 has a price point and form factor (slightly larger than a 9-volt battery) that make it a perfect fit for sales to machine builders...a potential source of high-volume business.

NEW GEOGRAPHIES

Business growth in Asia...and China in particular...represents a key area of opportunity for Cognex. In 2006 we saw a 58% increase in bookings from Asia. Greater China (including both Taiwan and mainland China) saw business increase 83%, with bookings growth recorded in all three of our markets, Factory Automation, Surface Inspection *and* Semi. In 2007 we are positioning ourselves for more growth by adding 16 new Cognoids to our sales organization in Asia, including two in India.



"Although Cognex disappointed many of its shareholders in 2006 by delivering just an appetizer, *the entire staff is focused on improving our* menu. *We will combine the finest* ingredients *(hard work and creativity) in order to present you with a* heartier meal *in 2007."*









what's cooking? *(continued)*

Automation in the second half of 2007, but the proof will be in the *tasting*.

Cream rises to the top

Although we didn't end 2006 with the kind of top line growth we would like to have seen, there were, nonetheless, many successes to be proud of during the year.

One of these was the healthy growth in demand for Cognex's ID products. These products are sophisticated vision sensors that can read codes...letters, numbers, bar codes and other symbols...that are printed, stamped or etched on the surfaces of parts ranging from semiconductor wafers to aerospace engine components.

In the Semi industry, sales of our Wafer ID products increased 25% to $23.5 million. The ability of our products to read codes, even though they have been highly degraded due to various chemical and mechanical manufacturing processes, has become a significant competitive advantage for Cognex in the Semi industry.

On the Factory Automation side, our ID business growth was even more impressive; we grew it to $15.4 million, a 93% year-on-year increase!

Overall, ID represents an area where we expect substantial growth in the coming years. As the market leader in industrial ID, Cognex is well positioned to benefit as the evolution to product traceability takes hold.

Sales of our Checker sensor grew 93% last year to $5.6 million. This low-cost presence/absence sensor is unlike any other product on the market, and it gets rave reviews from its existing customers. However, like any new *dish*, getting people to try it has taken longer than we had ever expected. Though still small in terms of revenue generation, Checker is starting to gain the traction we all believed was there when we launched it in 2004, and we expect that momentum to grow as word spreads and as more customers understand the benefits that Checker delivers.

Like two peas in a pod

In 2006 Cognex acquired AssistWare Technology, Inc., a privately held manufacturer of lane departure warning (LDW) systems. These highly-specialized sensors are installed in ordinary vehicles...ranging from long-haul trucks to passenger cars...where they automatically provide assistance to the driver by analyzing the vehicle's external environment and sounding an alarm if the vehicle unintentionally leaves its lane or heads off the road

Although it will take several years for in-vehicle vision to become a significant revenue generating business for Cognex, we believe this is a market that will have tremendous long-term commercial value. Our initial focus will be to serve the heavy truck market, and over time, as we expand the capability and lower the cost, we expect that these sensors will become standard in many passenger cars and generate significant revenue and profits for us.

Pass the gravy

One of Cognex's core values is sharing...and who better to share our success with than our shareholders!

In July of 2006 the Board of Directors increased Cognex's quarterly cash dividend 6%, to $0.085 per share. The Board of Directors also authorized the repurchase of up to $100 million of Cognex common stock in open market transactions. This authorization followed a recently-completed $100 million stock repurchase program that was announced on December 12, 2000. The increase in the cash dividend and the stock repurchase authorization demonstrate the confidence that the Board of Directors has in Cognex's business and in its prospects for the future.

Bringing home the bacon in 2007

We enter 2007 with one important objective at the top of our list: to resume growing Cognex at levels that our shareholders have come to expect.

In Surface Inspection, growth will be driven by three factors. First, by increasing penetration of underdeveloped markets, such as the inspection of plastics. In 2006, Cognex sold $5.5 million of vision systems for surface inspection in the plastics industry, a substantial increase from $2 million in 2003. Next, the Surface Inspection market will grow by developing new value-added features for our existing SmartView surface inspection system, such as the Surface Quality Monitoring and Line Synchronization products that were introduced in 2006. And, finally, we expect to take share from our competitors who don't meet their customers' needs for leading-edge products.

While the Semi market is expected to be soft in 2007, our strategy remains the same as in the past. Our tried and true *recipe for success* in this market is to continue to satisfy all of our existing OEM customers and to uncover new projects and opportunities at those accounts. In addition, we will work hard to earn the business of new OEMs (we closed 28 new OEM accounts in 2006). Finally, our industry-proven wafer reader, In-Sight 1721, is being widely retrofitted by fabs into their existing production equipment. In addition to the increased revenue generated by sales made directly to these fabs, another growth factor is the positive pull-through that those sales have on the OEMs themselves.

In Factory Automation, our growth strategy is to focus our direct sales force on high volume opportunities at strategic accounts, to support our third party channels with a separate, dedicated team, and to introduce a new product designed specifically to gain market share in Japan and other Asian countries.

In addition to working hard by growing our existing businesses, we will continue to pursue strategic acquisition opportunities that can accelerate our growth in new markets, or deliver a bigger *piece of the pie* in one of our existing markets. And, you can be certain that in 2007 we will not alter our very successful *recipe* for acquisitions, the *main ingredient* of which is a business whose primary focus is machine vision, and which can quickly add to either our technology, our customer base, or our sales and distribution channels.

Overall, we expect slow or no growth in the first half of 2007 as we simultaneously cope with a soft year for Semi and work to regain our footing in Factory Automation, with higher growth returning in the second half of the year.

Recipe for success

For more than 25 years, Cognex has maintained leadership in the machine vision industry with this simple *recipe*: hire the best of the best, take our work seriously, but don't take ourselves seriously, and persevere...don't stop until you have achieved the objective.

Although Cognex disappointed many of its shareholders in 2006 by delivering just an *appetizer*, the entire staff is focused on improving our *menu*. We will combine the *finest ingredients* (hard work and creativity) in order to present you with a *heartier meal* in 2007.

Sincerely,

Dr. Robert J. Shillman
Executive Chef

Recipe for Success:

- 760 Cognoids
- 247 patents
- 32 international offices
- Perseverance (to taste)
- Dash of fun

Hand pick 760 high quality Cognoids (use only the best!). Add patents one at a time, mixing thoroughly. Flavor with 32 international offices. Sift in a generous amount of perseverance. Add a dash of fun and bake. Makes about $239 million in revenue per year.





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perfect living with *Cognex* in the kitchen

Achieving perfection around the house has never been easier, thanks to Cognex vision.

Millions of products are made error-free each and every day by companies that rely on Cognex vision to control their manufacturing processes, inspect products, and ensure accurate assembly and packaging.

Here are just a few examples of how Cognex vision helps you achieve perfect living in your home.

① Ensures that pizza crusts are circular, ② Inspects baby carrots for blemishes, ③ Ensures each cookie has enough chocolate chips, and guides robots assembling cream filled cookies, ④ Measures the diameter of cheese, ⑤ Inspects the zipper strip in plastic storage bags, ⑥ Ensures that the straw is packaged with the juice box, ⑦ Verifies that juice and water bottles are properly filled, ⑧ Verifies the presence of plastic caps on soda bottles, ⑨ Ensures that the cork is properly seated in champagne bottles, ⑩ Inspects dinner rolls to make sure they are properly browned, ⑪ Gauges the diameter of dinner plates, ⑫ Checks for twist tie closures on bags of baked goods, ensures that food is not mislabeled, verifies legibility of print on cereal boxes, ensures the presence of expiration dates on food packaging, ⑬ Inspects LED displays on microwave ovens, ⑭ Detects surface defects in stainless steel used in kitchen appliances, ⑮ Verifies presence of seasoning salt on taco chips, ⑯ Inspects glassware for bubbles and chips


①
②
③

in the yard

①Ensures correct assembly of air bags, brake cables, horns, radiators, transmissions, wheels and door handles; inspects gaskets, pistons, springs, headlights, oil filters and dashboard displays; guides assembly of engine blocks and tires; tracks engine parts during manufacturing and assembly; verifies presence of rivets; ensures that the correct tires are installed; checks for surface defects in steel used for body panels; and verifies that body panels are correctly painted; ②Scans the road and ensures that the vehicle doesn't unintentionally leave its lane; ③Inspects and verifies assembly of heart defibrillators and other implantable medical devices


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⑨
⑩

in the office

①Verifies disk drive assemblies, helps assemble and inspect computer chips and printed circuit boards, ②Aligns speaker cones during assembly, ③Inspects the plastic used in flat panel monitor screens, ④Measures the filament inside light bulbs, ⑤Verifies assembly of printer ink cartridges, ⑥Verifies the presence of pull tabs on beverage cans, ⑦Inspects paper used to print magazines, ⑧Verifies the alphanumeric codes printed on checks, ⑨Ensures that the correct documents are inserted into mailing envelopes and inspects disposable pens, ⑩Inspects LCD displays and the quality of printing on cellular telephone keys


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②
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⑤
⑥
⑦
⑧
⑨
⑩

in the bath

①Ensures presence of tablets in blister packs, ②Verifies presence and position of labels on shampoo, ③Checks for presence of safety seals on medicine bottles, ④Inspects roll-on deodorant balls for burrs and defects, ⑤Inspects bars of soap, ⑥Tracks contact lenses through inspection and packaging, detects their presence in blister packs and measures the fill level of saline solution, ⑦Verifies assembly of dental floss packaging, ⑧Ensures presence of instruction pamphlets in medicine boxes, ⑨Inspects mascara wands, ⑩Verifies presence and position of labels on shampoo

good things

turf's up A lawn trimmed to micron level accuracy tells your guests "I care." How do you achieve this kind of perfection? First, carefully mow your lawn (I recommend a hand mower...it does a better job than a power mower, it's not noisy, and you'll get your exercise for the day!). Then, use a Cognex In-Sight vision sensor to accurately gauge the height of each blade of grass. Finally, use hand sheers to trim those individual blades that In-Sight has determined to be either too tall or flawed. See page 145 for tips on building your own lighting and cables.



air craft Maintaining one's private airplane is a big job even for the most organized homemaker! A Cognex DataMan ID reader simplifies the job by automatically collecting and tracking information about each engine component as you work. Use DataMan to read the 2D code etched directly on the surface of each component as you disassemble the engine for its annual cleaning.



open sesame A real doorman is hard to find these days, but you can get the same great service with the Cognex DoorMan door activator. This little sensor works just as well as a real doorman... and doesn't require a $5 tip. And, unlike other automatic door openers, it's smart enough to know if the person approaching is coming inside, or is just passing by. Decorate with red wool and brass buttons for an extra touch of class.



say "cheese" If you make your own Camembert, as we do, you know that the difference between success and failure is ensuring a perfectly round shape. Using a Cognex In-Sight vision sensor during the cheese-making process can ensure results that would impress even the pros (after all, it's what they use!). After In-Sight has ensured the shape is within specs, wrap the cheese and use a glue gun to attach your custom label to the top.

décor with a difference Dress up your next dinner party with Cognex Checker! Not only can Checker add affordable inspection power to your manufacturing line, it also makes a smashing centerpiece. Use Checker to add a festive burst of yellow to a vase of feathery lilacs or spray of baby's breath. Or, for a dramatic holiday wreath, attach multiple Checkers to a wooden wreath, sprinkle with glitter, and affix a yellow satin bow. Voila!



next month in *good things*:
How to make and decorate your own office cubicles.

celebrating 101

Whether for business or pleasure, having fun is as much science as it is art. At Cognex, we take fun very seriously, and we put a lot of thought into celebrating important milestones and achievements. And, because you are a loyal shareholder, we're happy to share our secrets for successful entertaining with you. Here are just a few of the creative ideas used by Cognex to mark noteworthy occasions:

BOTTOMS UP A champagne toast with our employees is Cognex's tried-and-true way to celebrate a major achievement or milestone. When the toast is done, have each guest inscribe their name in festive gold or silver ink on the bottle. Collect the autographed empties (as Cognex has been doing since 1981) and display them on your wall or mantle to commemorate your achievements! It's a great conversation starter when guests come to visit.

BETTER THAN FLOWERS Whether it's a birthday, graduation or an anniversary, special occasions are usually marked by gift giving. One of our favorite gift traditions at Cognex is the Perseverance Award, given to employees in honor of their 3rd, 5th, 10th, 15th, 20th and 25th anniversaries with the company.

Gifts start at three years with a fashionable watch that has the employee's start date engraved on the back, and rapidly progress in value. At 20 years, employees get to "share their success" by taking up to seven friends or family members with them on exotic adventures such as a Caribbean yacht charter or a week in a private villa in Italy.

For those Cognoids who have persevered for 25 years there is a very special gift...they become philanthropists. Cognex gives them the opportunity...and the money...to help make the world a better place. For these Cognoids Cognex opens a $25,000 charitable gift account, from which they can make donations at any time to any IRS-approved charity of their choice.

IT'S A COGGLER! At Cognex, we help employees celebrate the arrival of a new baby...also known as a Coggler...with a gift of five shares of Cognex stock in the child's name. It probably won't pay for their college education, but it's a good way to start learning about investing, and about Cognex!



Cognex Corporation: Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD–LOOKING STATEMENTS

Certain statements made in this report, as well as oral statements made by the Company from time to time, constitute forward–looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Readers can identify these forward–looking statements by the Company's use of the words "expects," "anticipates," "estimates," "believes," "projects," "intends," "plans," "will," "may," "shall," and similar words and other statements of a similar sense. These statements are based upon the Company's current estimates and expectations as to prospective events and circumstances, which may or may not be in the Company's control and as to which there can be no firm assurances given. These forward–looking statements involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: (1) global economic conditions that impact the capital spending trends of manufacturers in a variety of industries; (2) the cyclicality of the semiconductor and electronics industries; (3) the inability to achieve significant international revenue; (4) fluctuations in foreign exchange rates; (5) the loss of, or a significant curtailment of purchases by, any one or more principal customers; (6) the reliance upon certain sole–source suppliers to manufacture and deliver critical components for the Company's products; (7) the inability to attract and retain skilled employees; (8) the inability to design and manufacture high–quality products; (9) the technological obsolescence of current products and the inability to develop new products; (10) the failure to effectively manage product transitions or accurately forecast customer demand; (11) the failure to properly manage the distribution of products; (12) the inability to protect the Company's proprietary technology and intellectual property; (13) the Company's involvement in time–consuming and costly litigation; (14) the impact of competitive pressures; (15) the challenges in integrating acquired businesses; and (16) the inability to achieve expected results from acquisitions. The foregoing list should not be construed as exhaustive and the Company encourages readers to refer to the detailed discussion of risk factors included in Part I – Item 1A of the Company's Annual Report on Form 10–K. The Company cautions readers not to place undue reliance upon any such forward–looking statements, which speak only as of the date made. The Company disclaims any obligation to subsequently revise forward–looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date such statements are made.

EXECUTIVE OVERVIEW

Cognex Corporation (the "Company") designs, develops, manufactures, and markets machine vision systems, or computers that can "see," which are used to automate a wide range of manufacturing processes where vision is required. The Company's Modular Vision Systems Division (MVSD) specializes in machine vision systems that are used to automate the manufacturing of discrete items, while the Company's Surface Inspection Systems Division (SISD) specializes in machine vision systems that are used to inspect the surfaces of materials processed in a continuous fashion.

In addition to product revenue derived from the sale of machine vision systems, the Company also generates revenue by providing maintenance and support, training, consulting, and installation services to its customers. The Company's current customers can be classified into three primary markets: the semiconductor and electronics capital equipment market, the discrete factory automation market, and the surface inspection market.

- Semiconductor and electronics capital equipment manufacturers purchase Cognex machine vision systems and integrate them into the capital equipment that they manufacture and then sell to their customers in the semiconductor and electronics industries that either make computer chips or make printed circuit boards containing computer chips. Although the Company sells to original equipment manufacturers (OEMs) in a number of industries, these semiconductor and electronics OEMs have historically been large consumers of the Company's products. Demand from these capital equipment manufacturers is highly cyclical, with periods of investment followed by temporary downturns.
- Discrete manufacturers in the factory automation area include a wide array of manufacturers who use machine vision for applications in a variety of industries, including the automotive, consumer electronics, food and beverage, healthcare pharmaceutical, and aerospace industries. These customers purchase Cognex machine vision systems either

directly from the Company or through a reseller and install them on their production lines.

- Surface inspection customers are manufacturers of materials processed in a continuous fashion, such as paper and metals. These customers need sophisticated machine vision to detect and classify defects in the surfaces of those materials as they are being processed at high speeds.

In May 2006, the Company acquired AssistWare Technology, Inc., a developer of Lane Departure Warning Systems, and entered the emerging market for machine vision systems in vehicles. These highly-specialized sensors are installed in vehicles, ranging from long-haul trucks to passenger cars, where they provide driver assistance by constantly analyzing the vehicle's external environment and warning the driver of potentially dangerous situations. AssistWare's Lane Departure Warning System uses machine vision technology to watch the road ahead and alert drivers if they unintentionally leave their lane or if their driving pattern becomes erratic. Although this acquisition was not significant to the Company's consolidated results of operations in 2006, the Company believes that entering this new commercial market for machine vision systems is an important strategic move to diversify into areas outside of the factory floor.

Revenue for the year ended December 31, 2006 totaled $238 million, representing a 10% increase over the prior year due to higher sales to customers in the semiconductor and electronics capital equipment and discrete factory automation markets. Despite the inclusion of $13.6 million of stock-based compensation expense in 2006, net income per share increased 15% to $0.85 in 2006 compared to $0.74 in 2005.

The following table sets forth certain consolidated financial data as a percentage of revenue:

Year ended December 31,	2006	2005	2004
Revenue	100%	100%	100%
Cost of revenue	27	29	28
Gross margin	73	71	72
Research, development, and engineering expenses	13	13	14
Selling, general, and administrative expenses	41	38	35
Operating income	19	20	23
Nonoperating income	2	2	3
Income before taxes	21	22	26
Income tax provision	4	6	7
Net income	17%	16%	19%

STOCK-BASED COMPENSATION EXPENSE

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R requires companies to recognize compensation expense for all share-based payments to employees at fair value.

SFAS No. 123R was adopted by the Company on January 1, 2006 using the modified prospective method in which compensation expense is recognized beginning on the effective date. Under this transition method, compensation expense recognized for the year ended December 31, 2006 includes: (1) compensation expense for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated under SFAS No. 123, and (2) compensation expense for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated under SFAS No. 123R. In accordance with the modified prospective method, the Company's results of operations and financial position have not been restated.

The fair values of stock options granted after January 1, 2006 were estimated on the grant date using a binomial lattice model. The fair values of options granted prior to January 1, 2006 were estimated using the Black-Scholes option pricing model for footnote disclosure under SFAS No. 123. The Company believes that a binomial lattice model results in a better estimate of fair value because it identifies patterns of exercises based on triggering events, tying the results to possible future events instead of a single path of actual historical events. Readers should refer to Note 13: Stock–Based Compensation Expense to the Consolidated Financial Statements for a detailed description of the valuation assumptions.

The total stock–based compensation expense and the related income tax benefit recognized for the year ended December 31, 2006 was $13,624,000 and $4,741,000, respectively. No compensation expense was capitalized at December 31, 2006. Prior to January 1, 2006, the Company recognized compensation expense using the intrinsic value based method described in APB Opinion No. 25, and accordingly, no compensation expense was recorded since stock options were granted with an exercise price equal to the market value of the Company's common stock at the grant date.

At December 31, 2006, total unrecognized compensation expense related to non–vested stock options was $11,616,000, which is expected to be recognized over a weighted–average period of 1.7 years.

RESULTS OF OPERATIONS

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Revenue for the year ended December 31, 2006 increased 10% to $238,424,000 from $216,875,000 for the year ended December 31, 2005. This increase was primarily due to higher sales to customers in the semiconductor and electronics capital equipment market, and to a lesser extent, the discrete factory automation market. Geographically, revenue increased in all of the Company's major regions, but most significantly in Japan where many of the Company's semiconductor and electronics capital equipment customers are located, and the rest of Asia, a region where many capital equipment manufacturers are also located and where the general manufacturing economy is experiencing growth.

Semiconductor and Electronics Capital Equipment Market

Sales to customers who make capital equipment for the semiconductor and electronics industries, which are included in the Company's MVSD segment, represented 32% of the Company's total revenue in 2006 and increased by $16,306,000, or 27%, from the prior year. Although the level of demand from these customers is higher than that experienced in 2005, revenue from this sector has been gradually declining since the first quarter of 2006 and the Company expects this trend to continue into 2007.

Discrete Factory Automation Market

Sales to manufacturing customers in the discrete factory automation area, which are included in the Company's MVSD segment, represented 55% of the Company's total revenue in 2006 and increased by $9,179,000, or 7%, from the prior year. The Company offers a full range of machine vision products to its factory automation customers at different capability/price points, from its programmable PC–based vision systems to its low–cost, easy–to–use vision sensors. Although sales of the Company's PC–based vision systems decreased from the prior year primarily in the electronics industry, vision sensor sales increased from 2005 across all product lines including In–Sight vision sensors, Checker expert sensors, and Dataman ID readers. In May 2005, the Company acquired DVT Corporation, and as a result, expanded its worldwide distribution network to sell its vision sensor products and added the DVT vision sensor to its product line, which complements the In–Sight vision sensor. Sales of acquired DVT products also contributed to the increase in factory automation revenue. In recent years, the Company has invested in new product offerings and distribution channels for the factory automation market and expects to continue to grow this business in 2007.

Commercial Markets

The Company's commercial products currently serve the building automation and security market for vision–based "people" sensing and counting, as well as the automotive and truck market for vehicle–based "driver–assist" vision sensors that enhance vehicle safety and driver convenience, which the Company entered in May 2006 with the acquisition of AssistWare Technology, Inc. Sales to commercial customers, which are included in the Company's MVSD segment, were not material in 2006 and the Company does not expect this new market to generate significant revenue in 2007.

Surface Inspection Market
Sales to surface inspection customers, which comprise the Company's SISD segment, represented 13% of the Company's total revenue and declined by $4,088,000, or 12%, from the prior year. This decrease is attributed to customers delaying projects due to a slowing manufacturing economy and to mergers mainly in the metals industry. Since the average order size for a SmartView surface inspection system is relatively large, the timing of customer projects, system deliveries, and installations can have a significant impact on the quarterly, and even annual, distribution of revenue.

Product Revenue
Product revenue for the year ended December 31, 2006 increased 11% to $214,938,000 from $192,804,000 for the year ended December 31, 2005. This increase was due to a higher volume of modular vision systems sold to semiconductor and electronics capital equipment manufacturers, as well as discrete factory automation customers. The average selling price of the Company's MVSD products decreased from 2005 due to the continued shift away from PC-based vision systems to vision sensors, which have a lower average selling price. The average selling price decline, however, was more than offset by the higher volume of units sold.

Service Revenue
Service revenue, which is derived from the sale of maintenance and support, training, consulting, and installation services, decreased 2% to $23,486,000 in 2006 from $24,071,000 in 2005 due principally to lower revenue generated by maintenance and support programs and training services resulting from improved product quality and ease of use. Service revenue decreased as a percentage of total revenue to 10% in 2006 from 11% in 2005.

Gross Margin
Gross margin as a percentage of revenue was 73% for 2006 compared to 71% for 2005. The increase in gross margin was primarily due to the impact of the higher sales volume, as well as a shift in revenue mix to modular vision systems, which have higher margins than the sale of surface inspection systems and services. Stock-based compensation expense included in cost of revenue was $1,596,000 in 2006, which had a relatively small impact on the total gross margin percentage. Benefits from the sale of previously-reserved inventory amounted to $1,079,000 in 2006, which also had a relatively small impact on the total gross margin percentage.

MVSD Margin
MVSD gross margin as a percentage of revenue was 77% for 2006 compared to 75% for 2005. The increase in MVSD margin was primarily due to the impact of the higher sales volume, as well as a shift in mix to product revenue, which has a higher margin than service revenue. The gross margin percentage is relatively consistent among MVSD product offerings.

SISD Margin
SISD gross margin as a percentage of revenue was 46% for 2006 compared to 48% for 2005. The decrease in SISD margin was due principally to the impact of the lower sales volume, as well as the inclusion of stock-based compensation expense in 2006.

Product Margin
Product gross margin as a percentage of revenue was 77% for 2006 compared to 75% for 2005. The increase in product margin was due principally to the impact of the higher sales volume, as well as a shift in mix to higher-margin modular vision systems.

Service Margin
Service gross margin as a percentage of revenue was 38% for 2006 compared to 36% for 2005. A reduction in service personnel due to the elimination of redundancies had a favorable impact on the service margin from the prior year. This was partially offset, however, by the inclusion of stock-based compensation expense in 2006.

Operating Expenses
Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2006 increased 18% to $32,607,000 from $27,640,000 for the year ended December 31, 2005. MVSD R,D&E expenses increased $4,646,000, or 19%, from the prior year primarily due to $3,360,000 of stock-based compensation expense, additional engineering personnel resulting from the acquisitions of DVT Corporation in May 2005 and AssistWare Technology, Inc. in May 2006, and increased outside service and materials costs related to new product initiatives. SISD R,D&E expenses increased $321,000, or 11%, from the prior year due principally to $267,000 of stock-based compensation expense.

R,D&E expenses as a percentage of revenue were 13% in both 2006 and 2005. The Company believes that a continued commitment to R,D&E activities is essential in order to maintain product leadership with its existing products and to provide innovative new product offerings, and therefore, expects to continue to make significant R,D&E investments in the future. Although the Company targets its R,D&E spending to be between 10% and 15% of revenue, this percentage is impacted by revenue cyclicality. At any point in time, the Company has numerous research and development projects underway, and believes that none of these projects is material on an individual basis.

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2006 increased 17% to $96,678,000 from $82,332,000 for the year ended December 31, 2005. MVSD S,G&A expenses increased $8,148,000, or 12%, from the prior year, while SISD S,G&A expenses increased $271,000, or 3%, from 2005. Corporate expenses that are not allocated to either division increased $5,927,000, or 83%, from the prior year.

The increase in MVSD S,G&A expenses was primarily due to $5,160,000 of stock-based compensation expense, as well as investments in sales and marketing in the discrete factory automation market, including the acquisition of DVT Corporation in May 2005. This acquisition resulted in additional sales and marketing expenses related to managing a worldwide distribution network, as well as additional amortization expense of $1,259,000 related to acquired intangible assets. The increase in SISD S,G&A expenses was due principally to $820,000 of stock-based compensation expense, partially offset by lower sales commissions.

The increase in corporate expenses was principally due to $2,421,000 of stock-based compensation expense, costs associated with the Company's 25th Anniversary party held in January 2006, the reversal in 2005 of a $1,000,000 reserve established for possible indemnification of the Company's customers from patent infringement claims by the Lemelson Partnership, and higher professional fees.

Nonoperating Income

Investment and other income for the year ended December 31, 2006 increased 25% to $6,437,000 from $5,130,000 for the year ended December 31, 2005. Although the average invested balance declined in 2006 due to net cash outlays related primarily to the Company's stock repurchase program, investment and other income increased over the prior year because the Company earned higher yields on its portfolio of debt securities.

The foreign currency loss for the year ended December 31, 2006 was $333,000 compared to a loss of $888,000 for the year ended December 31, 2005. The loss in 2006 was primarily due to the revaluation of cash balances on the Company's subsidiaries' books that are denominated in a currency other than the subsidiaries' functional currency, as well as the revaluation and settlement of accounts receivable balances that are reported in one currency and collected in another. The loss in 2005 was primarily due to the revaluation and settlement of short-term intercompany balances that are reported in one currency and collected or paid in another.

Income Taxes

The Company's effective tax rate for 2006 was 21% compared to 26% for 2005. The effective tax rate for 2006 included the impact of the following discrete tax events: a reduction in tax expense of $1,220,000 due to the expiration of the statute of limitations for an open tax year, a reduction in tax expense of $869,000 from the settlement of a multi-year state tax audit, a reduction in tax expense of $405,000 for the final true-up of the 2005 tax accrual upon filing the actual return, and a reduction in tax expense of $200,000 for the favorable impact in the U.S. of the retroactive reinstatement of the Research & Development Tax credit. These reductions were partially offset by an increase in tax expense of $648,000 from the settlement of a long-standing tax audit in Japan. These one-time tax adjustments lowered the Company's tax rate by four percentage points in 2006. The remaining one percentage point decrease in the effective tax rate from the prior year was due to more of the Company's profits being earned in lower tax jurisdictions.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue

Revenue for the year ended December 31, 2005 increased 7% to $216,875,000 from $201,957,000 for the year ended December 31, 2004. Although sales to customers who make capital equipment for the semiconductor and electronics industries declined by $29,566,000, or 33%, from the prior year, this decrease was offset by increased sales to discrete manufacturing customers in the factory automation area (including approximately $19,000,000 of revenue from acquired DVT products) and higher sales to surface inspection customers. Demand from these capital equipment manufacturers is highly cyclical, with periods of investment followed by temporary downturns. During the first half of 2004, the Company experienced an increase in orders from these customers that has since been curtailed. However, sales to discrete factory automation customers increased

$38,221,000, or 45%, from 2004 and sales to surface inspection customers increased $6,263,000, or 22%, from the prior year. As a result, revenue from customers outside of the semiconductor and electronics capital equipment sector grew from the prior year and represented the majority of the company's total revenue in 2005, increasing as a percentage of total revenue to 73% in 2005 from 58% in 2004. Geographically, revenue increased in all of the Company's major regions except in Japan, where many of the Company's semiconductor and electronics capital equipment customers are located.

Product revenue for the year ended December 31, 2005 increased 9% to $192,804,000 from $176,569,000 for the year ended December 31, 2004. The increase in product revenue was due to a higher volume of machine vision systems sold to discrete manufacturers in the factory automation area, as well as a higher volume of sales to surface inspection customers. Service revenue, which is derived from the sale of maintenance and support, education, consulting, and installation services, decreased 5% to $24,071,000 in 2005 from $25,388,000 in 2004 due principally to lower revenue generated by maintenance and support programs. In recent years, the Company has expanded its MVSD product offerings to include a wider range of easy-to-use products that require less maintenance and support, and this trend has resulted in a decline in service revenue. Service revenue decreased as a percentage of total revenue to 11% in 2005 from 13% in 2004.

MVSD revenue for the year ended December 31, 2005 increased 5% to $182,544,000 from $173,889,000 for the year ended December 31, 2004. The increase in MVSD revenue was due to a higher volume of modular vision systems sold to discrete manufacturing customers in the factory automation area. SISD revenue increased 22% to $34,331,000 in 2005 from $28,068,000 in 2004. The increase in SISD revenue was due principally to a higher volume of SmartView system deliveries and installations. SISD revenue increased as a percentage of total revenue to 16% in 2005 compared to 14% in 2004.

Gross Margin

Gross margin as a percentage of revenue was 71% for 2005 compared to 72% for 2004. The decrease in gross margin was primarily due to a higher percentage of total revenue from the sale of surface inspection systems, which have lower margins than the sale of modular vision systems, as well as a decline in MVSD service margins.

Product gross margin as a percentage of revenue was 75% for 2005 compared to 76% for 2004. The decrease in product margin was primarily due to a shift in product mix to lower-margin surface inspection systems. Service gross margin as a percentage of revenue was 36% for 2005 compared to 43% for 2004. The decrease in service margin was due principally to lower maintenance and support revenue that is sold bundled with MVSD products, without a corresponding decrease in expenses.

MVSD gross margin as a percentage of revenue was 75% for 2005 compared to 76% for 2004. The decrease in MVSD margin was primarily due to lower maintenance and support revenue. SISD gross margin as a percentage of revenue was 48% for 2005 compared to 45% for 2004. The increase in SISD margin was due principally to the higher sales volume with relatively flat overhead costs.

Operating Expenses

Research, development, and engineering (R,D&E) expenses for the year ended December 31, 2005 increased 2% to $27,640,000 from $27,063,000 for the year ended December 31, 2004. MVSD R,D&E expenses increased $498,000, or 2%, from the prior year primarily due to additional engineering personnel resulting from the acquisition of DVT Corporation on May 9, 2005, partially offset by lower company bonus accruals in 2005. SISD R,D&E expenses increased $79,000, or 3%, from the prior year due principally to increased compensation costs.

R,D&E expenses as a percentage of revenue were 13% in 2005 and 14% in 2004. The Company believes that a continued commitment to R,D&E activities is essential in order to maintain product leadership with our existing products and to provide innovative new product offerings, and therefore, we expect to continue to make significant R,D&E investments in the future. Although the Company targets its R,D&E spending to be between 10% and 15% of revenue, this percentage is impacted by revenue cyclicality. At any point in time, the Company has numerous research and development projects underway, and we believe that none of these projects is material on an individual basis.

Selling, general, and administrative (S,G&A) expenses for the year ended December 31, 2005 increased 16% to $82,332,000 from $70,674,000 for the year ended December 31, 2004. MVSD S,G&A expenses increased $12,570,000, or 23%, from the prior year, while SISD S,G&A expenses decreased $30,000 from 2004. Corporate expenses that are not allocated to a division decreased $882,000, or 11%, from the prior year.

The increase in MVSD expenses was primarily due to investments in sales and marketing intended to drive revenue growth in the discrete factory automation market, including the acquisition of DVT Corporation on May 9, 2005. This acquisition resulted in additional sales and marketing expenses related to managing a worldwide distribution network, as well as additional amortization expense of $2,517,000 related to the acquired intangible assets. In addition to the personnel added as a result of the DVT acquisition, the Company also made investments during 2005 in its direct factory automation sales force and in marketing activities, such as advertising, telemarketing, customer seminars, and trade shows.

The decrease in corporate expenses was principally due to the reversal of a $1,000,000 reserve established for possible indemnification of the Company's customers from patent infringement claims by the Lemelson Partnership, as well as lower company bonus accruals in 2005. These decreases were partially offset by higher professional fees in 2005.

Nonoperating Income

Investment and other income for the year ended December 31, 2005 increased 10% to $5,130,000 from $4,670,000 for the year ended December 31, 2004. Although the average invested balance declined in 2005 due to $111,607,000 in net cash outlays related to the acquisition of DVT Corporation on May 9, 2005, investment and other income increased over the prior year because the Company earned higher yields on its portfolio of debt securities.

The foreign currency loss for the year ended December 31, 2005 was $888,000 compared to a gain of $1,641,000 for the year ended December 31, 2004. The Company recognizes foreign currency gains and losses on the revaluation and settlement of accounts receivable and payable balances that are reported in one currency and collected or paid in another, as well as intercompany transactions between its subsidiaries. The gain in 2004 was primarily due to the revaluation and settlement of intercompany balances between the Company and its Irish subsidiary. During 2004, the Euro Dollar strengthened versus the U.S. Dollar, resulting in foreign currency gains on the Irish subsidiary's books when these intercompany balances were revalued and paid. During 2005, the U.S. Dollar gained strength versus the Euro Dollar in the months that large intercompany transactions occurred, resulting in foreign currency losses on the Irish subsidiary's books. These losses were not as significant as the gains experienced in the prior year because foreign exchange rates did not fluctuate as significantly in 2005.

Income Taxes

The Company's effective tax rate for 2005 was 26% compared to 29% for 2004. The decrease in the effective tax rate was primarily due to more of the Company's profits being earned and taxed in lower tax jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically been able to generate positive cash flow from operations, which has funded its operating activities and other cash requirements and has resulted in an accumulated cash, cash equivalent, and investment balance of $266,220,000 at December 31, 2006, representing 56% of shareholders' equity. The Company has established guidelines relative to credit ratings, diversification, and maturities of its investments that maintain liquidity.

The Company's cash requirements during the year ended December 31, 2006 were met with its existing cash, cash equivalent, and investment balance, as well as positive cash flow from operations and the proceeds from the issuance of common stock under stock option plans. Cash requirements primarily consisted of operating activities, capital expenditures, the repurchase of common stock, the payment of dividends, and the purchase of AssistWare Technology, Inc. During 2006, cash flows from operations included $10,178,000 of net cash outflows related to investments in inventories. The Company increased inventory levels to better support distributors, to obtain an adequate supply of end-of-life components, and to support new product introductions while shifting a portion of its manufacturing operations from Massachusetts to Ireland. Capital expenditures in 2006 totaled $4,224,000 and consisted primarily of expenditures for computer hardware and software, as well as various building improvements to the Company's corporate headquarters. The Company believes that its existing cash, cash equivalent, and investment balance, together with continued positive cash flow from operations, will be sufficient to meet its operating, investing, and financing activities in 2007 and the foreseeable future.

Cognex Corporation: Management's Discussion and Analysis of Financial Condition and Results of Operations

The following table summarizes the Company's material contractual obligations, both fixed and contingent (in thousands):

Year Ended December 31,	Venrock Limited Partnership Interest	Inventory Purchase Commitments	Leases	Total
2007	$1,525	$12,731	$ 4,780	$19,036
2008	–	–	2,812	2,812
2009	–	–	1,459	1,459
2010	–	–	886	886
2011	–	–	555	555
Thereafter	–	–	1,850	1,850
	$1,525	**$12,731**	**$12,342**	**$26,598**

In June 2000, the Company became a Limited Partner in Venrock Associates III, L.P. (Venrock), a venture capital fund. A Director of the Company is a Managing General Partner of Venrock Associates. The Company has committed to a total investment in the limited partnership of up to $20,500,000, with the commitment period expiring on December 31, 2010. In January 2007, Venrock reduced the Company's total commitment from $22,500,000 to $20,500,000. The Company does not have the right to withdraw from the partnership prior to December 31, 2010. As of December 31, 2006, the Company had contributed $18,463,000 to the partnership, including $1,013,000 during 2006. In addition, the Company contributed $512,000 in January 2007. The remaining commitment of $1,525,000 can be called by Venrock in any period through 2010.

In addition to the obligations described above, the following items may also result in future material uses of cash:

Stock Repurchase Program

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. During the first half of 2006, the Company repurchased 2,260,941 shares at a cost of $61,883,000, which completed the Company's repurchases under this program. On July 27, 2006, the Company's Board of Directors authorized a new program for the repurchase of up to $100,000,000 of the Company's common stock. During the second half of 2006, the Company repurchased 1,019,579 shares at a cost of $24,413,000 under this program. The Company may repurchase additional shares under this program in future periods depending upon a variety of factors, including stock price levels and share availability.

Dividends

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter, including the first quarter of 2007. Dividend payments amounted to $15,058,000 during 2006 and $3,778,000 in the first quarter of 2007. The payment in the first quarter of 2007 represented a dividend of $0.085 per share. Future dividends will be declared at the discretion of the Company's Board of Directors and will depend upon such factors as the Board deems relevant.

Acquisitions

On May 20, 2006, the Company acquired AssistWare Technology, Inc. for $2,998,000 in cash paid at closing, with the potential for an additional cash payment of up to $1,500,000 in 2007 and up to $500,000 in 2008 depending upon the achievement of certain performance criteria. The Company's business strategy includes selective expansion into new machine vision applications through the acquisition of businesses and technologies, which may result in significant cash outlays in the future.

OFF–BALANCE SHEET ARRANGEMENTS

As of December 31, 2006, the Company had no off–balance sheet arrangements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates on historical experience and various other assumptions believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions or circumstances resulting in charges that could be material in future reporting periods. The Company believes the following critical accounting policies require the use of significant estimates and judgments in the preparation of its consolidated financial statements.

Revenue Recognition

The Company requires that a signed customer contract or purchase order is received, the fee from the arrangement is fixed or determinable, and collection of the resulting receivable is probable in order to recognize revenue. Assuming that these criteria have been met, product revenue is recognized upon delivery, revenue from maintenance and support programs is recognized ratably over the program period, revenue from training and consulting services is recognized over the period that the services are provided, and revenue from installation services is recognized when the customer has signed off that the installation is complete. If the arrangement contains customer–specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met.

Certain of the Company's arrangements include multiple elements that provide the customer with a combination of product or service deliverables. The fee from the arrangement is allocated to each of the undelivered elements based upon vendor–specific objective evidence (VSOE) of fair value, which is limited to the price charged when the same element is sold separately, with the residual value from the arrangement allocated to the delivered element. The portion of the fee that is allocated to each element is then recognized as revenue when the criteria for revenue recognition have been met with respect to that element.

While the Company applies the guidance of Statement of Position (SOP) No. 97–2, "Software Revenue Recognition," as amended by SOP No. 98–9, "Modification of SOP 97–2, Software Revenue Recognition, With Respect to Certain Transactions," management exercises judgment in connection with the determination of the amount of revenue to be recognized each period. Such judgments include, but are not limited to, assessing the probability of collecting the receivable, assessing whether the fee is fixed or determinable, assessing whether customer–specified acceptance criteria are substantive in nature, and assessing whether VSOE of fair value has been established for undelivered elements.

Investments

At December 31, 2006, the Company's investment balance totaled $178,859,000, of which $167,913,000 consisted of municipal bonds and other debt securities. Debt securities are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity as other comprehensive income (loss). At December 31, 2006, the Company's portfolio of debt securities had gross unrealized losses totaling $264,000.

The remaining investment balance of $10,946,000 represented a limited partnership interest in Venrock Associates III, L.P., a venture capital fund. A Director of the Company is a Managing General Partner of Venrock Associates. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies. At December 31, 2006, the carrying value of this investment was $10,946,000 compared to an estimated fair value of $13,115,000.

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. The Company understands that the General Partner adjusts the investment valuations at least quarterly to reflect both realized and unrealized gains and losses on partnership investments. Securities of public companies are valued at market, subject to appropriate discounts to reflect limitations on liquidity. Securities of private companies are valued at an estimated fair value, which initially is at cost, adjusted for subsequent transactions that indicate a higher or lower value is warranted. The value of private securities may be discounted when, in the General Partner's judgment, the carrying value of such securities has been impaired by specific events.

The Company monitors the carrying value of its investments compared to their fair value to determine whether an other–than–temporary impairment has occurred. In considering whether a decline in fair value is other than temporary, the Company considers many factors, both qualitative and quantitative in nature. Some of these factors include the duration and extent of the fair value decline, the length of the Company's commitment to the investment, and general economic, stock market, and interest rate trends. In the case of the Company's limited partnership investment, specific communications from the General Partner are also considered in this evaluation. If a decline in fair value is determined to be other–than–temporary, an impairment charge would be recorded in current operations. There were no other–than–temporary impairments of investments in 2006, 2005, or 2004.

Accounts Receivable

The Company maintains reserves against its accounts receivable for potential credit losses. Ongoing credit evaluations of customers are performed and the Company has historically not experienced significant losses related to the collection of its accounts receivable. Allowances for specific accounts determined to be at risk for collection are estimated by management taking into account the length of time receivables have been outstanding, the risks associated with selling to smaller customers, and the economic conditions of the primary regions and industries sold to, as well as general economic conditions. An adverse change in any of these factors may result in the need for additional bad debt provisions.

Inventories

Inventories are stated at the lower of cost or market. The Company estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions, and records reserves to reduce the carrying value of inventories to their net realizable value. Among the risks associated with the introduction of new products are difficulty predicting customer demand and effectively managing inventory levels to ensure adequate supply of the new product and avoid excess supply of the legacy product. In addition, the Company may strategically enter into non-cancelable commitments with vendors to purchase materials for products in advance of demand in order to take advantage of favorable pricing or address concerns about the availability of future supplies. The failure to effectively manage product transitions or accurately forecast customer demand, in terms of both volume and configuration, and adjust material requirement plans in a timely manner may lead to additional excess and obsolete inventory charges in the future.

Long–lived Assets

The Company has long–lived assets including property, plant, and equipment, as well as acquired goodwill and other intangible assets. These assets are susceptible to shortened estimated useful lives and changes in fair value due to changes in their use, market or economic changes, or other events or circumstances. In addition, the fair value of goodwill is susceptible to changes in the fair value of the reporting units in which the goodwill resides, which are also reportable segments. The Company evaluates the potential impairment of its long–lived assets annually, as required, or whenever events or circumstances indicate their carrying value may not be recoverable. If events or circumstances occur which would require a significant reduction in the estimated useful lives of these assets or a significant decrease in fair value below their carrying value, an adjustment to the lives or carrying values would result in a charge to income in the period of determination.

Warranty Obligations

The Company records the estimated cost of fulfilling product warranties at the time of sale based upon historical costs to fulfill claims. Obligations may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality become known that would not have been taken into account using historical data. While the Company engages in extensive product quality programs and processes, including actively monitoring and evaluating the quality of its component suppliers and third–party contract manufacturers, the Company's warranty obligation is affected by product failure rates, material usage, and service delivery costs incurred in correcting a product failure. An adverse change in any of these factors may result in the need for additional warranty provisions.

Contingencies

Estimated losses from contingencies are accrued by management based upon the likelihood of a loss and the ability to reasonably estimate the amount of the loss. Estimating potential losses, or even a range of losses, is difficult and involves a great deal of judgment. The Company relies primarily on assessments made by its internal and external legal counsel to make its determination as to whether a loss contingency arising from litigation should be recorded or disclosed. Should the resolution of a contingency result in a loss that the Company did not accrue because management did not believe that the loss was probable or capable of being reasonably estimated, then this loss would result in a charge to income in the period the contingency was resolved.

Stock-Based Compensation Expense

The Company adopted Statement of Financial Accounting Standard No. 123R, "Share-Based Payment" on January 1, 2006, which requires compensation expense to be recognized for all stock option grants. Determining the appropriate valuation model and estimating the fair values of these grants requires the input of subjective assumptions, including expected stock price volatility, dividend yields, and forfeiture rates. The expected volatility assumption is based partially on the historical volatility of the Company's common stock, which may or may not be a good indicator of future volatility, particularly as the Company continues to seek to diversify its customer base. The assumptions used in calculating the fair values of stock option grants represent management's best estimates, but these estimates involve inherent uncertainties and the application of judgment. As a result, if factors change and different assumptions are used, stock-based compensation expense could be significantly different from what the Company recorded in the current period.

Income Taxes

As part of the process of preparing consolidated financial statements, management is required to estimate income taxes in each of the jurisdictions in which the Company operates. This process involves estimating the current tax liability, as well as assessing temporary differences arising from the different treatment of items for financial statement and tax purposes. These differences result in deferred tax assets and liabilities, which are recorded on the Consolidated Balance Sheet.

At December 31, 2006, the Company had net deferred tax assets of $17,638,000, primarily resulting from temporary differences between the financial statement and tax bases of assets and liabilities. Management has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized, net of any established reserves. In reaching this conclusion, management has evaluated relevant criteria, including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards, certain of which have indefinite lives. Should the Company fail to generate sufficient pre-tax profits in future periods, it may be required to record material adjustments to these deferred tax assets, resulting in a charge to income in the period of determination.

Significant judgment is required in determining worldwide income tax expense based upon tax laws in the various jurisdictions in which the Company operates. The Company has established reserves to provide for additional income taxes that may be due in future years as these previously filed tax returns are audited. These reserves have been established based upon management's assessment as to the potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. All tax reserves are analyzed periodically and adjustments are made as events occur that warrant modification, such as the completion of audits or the expiration of statutes of limitations, which may result in future charges or credits to tax expense.

Derivative Instruments

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. These contracts are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

The Company recorded net foreign currency losses of $333,000 in 2006, $888,000 in 2005, and net foreign currency gains of $1,641,000 in 2004. The Company is exposed to foreign currency gains and losses as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. In addition, foreign exchange rates have fluctuated significantly in the past.

Administering the Company's foreign currency risk management program requires the use of estimates and the application of judgment, including compiling forecasts of transaction activity denominated in various currencies. The failure to identify foreign currency exposures and construct effective hedges may result in material foreign currency gains or losses.

NEW PRONOUNCEMENTS

FIN No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109"
In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will require disclosure at the end of the annual reporting period of the nature of uncertain tax positions and related events if it is reasonably possible that those positions and events could change the associated recognized tax benefit within the next twelve months. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 effective January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be recorded as an adjustment to opening retained earnings in the first quarter of 2007. While our assessment of the impact is not yet complete, the Company expects that the adoption of FIN 48 will result in a reduction in retained earnings of approximately $2,000,000 to $4,000,000.

FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"
In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," which provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective for the Company's fiscal year ended December 31, 2008, although earlier adoption is permitted. The Company does not expect this Statement to have a material impact on its financial condition or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Currency Risk
The Company faces exposure to adverse movements in foreign currency exchange rates as a significant portion of its revenues, expenses, assets, and liabilities are denominated in currencies other than the functional currencies of the Company or its subsidiaries. These exposures may change over time as business practices evolve. The Company evaluates its foreign currency exposures on an ongoing basis and makes adjustments to its foreign currency risk management program as circumstances change.

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long–term transactions between the Company and its subsidiaries. Forward contracts are used to provide a hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with foreign currency exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

The success of the Company's foreign currency risk management program depends upon forecasts of transaction activity denominated in various currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, the Company could experience unanticipated foreign currency gains or losses that could have a material impact on the Company's results of operations. In addition, the failure to identify new exposures and hedge them in a timely manner may result in material foreign currency gains or losses.

The Company enters into currency swaps to hedge the foreign currency exposure of its long–term intercompany loans between the parent and certain of its European subsidiaries. A currency swap to exchange a total of 30,000,000 Euro Dollars for U.S. Dollars at a settlement price of 1.02 USD/Euro, with an original term of four years, was outstanding at December 31, 2006. This instrument at fair value had a loss of $9,748,000 at December 31, 2006, which was materially offset by gains on the Company's intercompany loans. In addition, the Company enters into forward contracts to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. dollars and Japanese Yen. Forward contracts to exchange 1,199,750,000 Japanese Yen for Euro Dollars at a weighted–average settlement price of 151.13 Yen/Euro and contracts to exchange 4,070,000 U.S. dollars for Euro Dollars at a weighted–average settlement price of 1.31 USD/Euro, both with terms between one and six months, were outstanding at December 31, 2006. These instruments at fair value had a gain of $449,000 at December 31, 2006.

Interest Rate Risk

The Company's investment portfolio includes municipal bonds and other debt securities. Debt securities with original maturities greater than three months are designated as available–for–sale and are reported at fair value. At December 31, 2006, the fair value of the Company's portfolio of debt securities amounted to $167,913,000, with principal amounts totaling $170,541,000, maturities that do not exceed three years, and a yield to maturity of 3.35%. Differences between the fair value and principal amounts of the Company's portfolio of debt securities are primarily attributable to discounts and premiums arising at the acquisition date, as well as unrealized gains and losses at the balance sheet date.

Given the relatively short maturities and investment–grade quality of the Company's portfolio of debt securities at December 31, 2006, a sharp rise in interest rates should not have a material adverse effect on the fair value of these instruments. As a result, the Company does not currently hedge these interest rate exposures.

The following table presents the hypothetical change in the fair value of the Company's portfolio of debt securities arising from selected potential changes in interest rates (in thousands). This modeling technique measures the change in fair value that would result from a parallel shift in the yield curve plus or minus 50 and 100 basis points (BP) over a twelve–month time horizon.

Type of security	Valuation of securities given an interest rate decrease		No change in interest rates	Valuation of securities given an interest rate increase	
	(100 BP)	(50 BP)		50 BP	100 BP
Municipal Bonds and Other Debt Securities	$168,047	$168,614	$169,181	$169,747	$170,314

Other Market Risks

The Company's investment portfolio also includes a limited partnership interest in Venrock Associates III, L.P., a venture capital fund with an investment focus on Information Technology and Health Care and Life Sciences. The majority of the partnership's portfolio consists of investments in early stage, private companies characterized by a high degree of risk, volatility, and illiquidity. A Director of the Company is a Managing General Partner of Venrock Associates.

The fair value of the Company's limited partnership interest is based upon valuations of the partnership's investments as determined by the General Partner. The Company understands that the General Partner adjusts the investment valuations at least quarterly to reflect both realized and unrealized gains and losses on partnership investments. Securities of public companies are valued at market, subject to appropriate discounts to reflect limitations on liquidity. Securities of private companies are valued at an estimated fair value, which initially is at cost, adjusted for subsequent transactions that indicate a higher or lower value is warranted. The value of private securities may be discounted when, in the General Partner's judgment, the carrying value of such private securities has been impaired by specific events.

At December 31, 2006, the carrying value of this investment was $10,946,000 compared to an estimated fair value, as determined by the General Partner, of $13,115,000. Should the fair value of this investment decline in future periods below its carrying value, the Company will determine whether this decline is other–than–temporary and future impairment charges may be required.

Cognex Corporation: Consolidated Statements of Operations

(In thousands, except per share amounts)

Year Ended December 31,	2006	2005	2004
Revenue			
Product	$214,938	$192,804	$176,569
Service	23,486	24,071	25,388
	238,424	216,875	201,957
Cost of revenue			
Product [1]	50,318	47,611	42,788
Service [1]	14,625	15,288	14,583
	64,943	62,399	57,371
Gross margin			
Product	164,620	145,193	133,781
Service	8,861	8,783	10,805
	173,481	153,976	144,586
Research, development, and engineering expenses [1]	32,607	27,640	27,063
Selling, general, and administrative expenses [1]	96,678	82,332	70,674
Operating income	44,196	44,004	46,849
Foreign currency gain (loss)	(333)	(888)	1,641
Investment and other income	6,437	5,130	4,670
Income before provision for income taxes	50,300	48,246	53,160
Income tax provision	10,445	12,544	15,416
Net income	$ 39,855	$ 35,702	$ 37,744
Net income per common and common-equivalent share:			
Basic	$ 0.87	$ 0.76	$ 0.83
Diluted	$ 0.85	$ 0.74	$ 0.80
Weighted-average common and common-equivalent shares outstanding:			
Basic	45,559	46,709	45,480
Diluted	46,648	47,935	47,358
Cash dividends per common share	$ 0.33	$ 0.32	$ 0.28
[1] Amounts include stock-based compensation expense, as follows:			
Product cost of revenue	$ 725	$ –	$ –
Service cost of revenue	871	–	–
Research, development, and engineering	3,627	–	–
Selling, general, and administrative	8,401	–	–
Total stock-based compensation expense	$ 13,624	$ –	$ –

The accompanying notes are an integral part of these consolidated financial statements.

Cognex Corporation: Consolidated Balance Sheets

(In thousands)

December 31,	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 87,361	$ 72,856
Short-term investments	128,319	169,156
Accounts receivable, less reserves of $1,662 and $2,370 in 2006 and 2005, respectively	40,055	42,051
Inventories, net	30,583	18,819
Deferred income taxes	8,636	7,667
Prepaid expenses and other current assets	18,127	16,104
Total current assets	313,081	326,653
Long-term investments	50,540	70,246
Property, plant, and equipment, net	26,028	24,175
Deferred income taxes	9,002	10,227
Intangible assets, net	44,988	50,049
Goodwill	83,318	79,807
Other assets	1,694	3,405
	$528,651	$564,562
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 6,463	$ 7,118
Accrued expenses	40,612	43,476
Customer deposits	842	2,142
Deferred revenue	6,884	5,305
Total current liabilities	54,801	58,041
Commitments (Notes 4, 9, 10, 11, and 18)		
Shareholders' equity:		
Common stock, $.002 par value – Authorized: 140,000 shares, issued: 44,403 and 47,171 shares in 2006 and 2005, respectively	89	94
Additional paid-in capital	155,136	216,031
Retained earnings	329,251	304,454
Accumulated other comprehensive loss	(10,626)	(14,058)
Total shareholders' equity	473,850	506,521
	$528,651	$564,562

The accompanying notes are an integral part of these consolidated financial statements.

Cognex Corporation: Consolidated Statements of Shareholders' Equity

(In thousands)

	Common Stock		Additional Paid-in Capital
	Shares	Par Value	
Balance at December 31, 2003	48,186	$96	$209,679
Issuance of common stock under stock option, stock purchase, and other plans	2,232	4	44,213
Tax benefit from exercise of stock options	–	–	11,722
Payment of dividends	–	–	–
Common stock received for payment of stock option exercises	–	–	–
Retirement of treasury stock	(4,263)	(8)	(72,754)
Comprehensive income:			
Net income	–	–	–
Losses on currency swaps, net of gains on long-term intercompany loans, net of tax of $1,016	–	–	–
Net unrealized loss on available-for-sale investments, net of tax of $696	–	–	–
Foreign currency translation adjustment	–	–	–
Comprehensive income			
Balance at December 31, 2004	46,155	$92	$192,860
Issuance of common stock under stock option, stock purchase, and other plans	1,400	2	27,213
Tax benefit from exercise of stock options	–	–	7,648
Repurchase of common stock	(384)	–	(11,690)
Payment of dividends	–	–	–
Comprehensive income:			
Net income	–	–	–
Gains on long-term intercompany loans, net of losses on currency swaps, net of tax of $82	–	–	–
Net unrealized loss on available-for- sale investments, net of tax of $31	–	–	
Foreign currency translation adjustment	–	–	–
Comprehensive income			
Balance at December 31, 2005	47,171	$94	$216,031
Issuance of common stock under stock option, stock purchase, and other plans	513	2	10,357
Stock-based compensation expense	–	–	13,624
Excess tax benefit from stock option exercises	–	–	1,413
Repurchase of common stock	(3,281)	(7)	(86,289)
Payment of dividends	–	–	–
Comprehensive income:			
Net income	–	–	–
Gains on long-term intercompany loans, net of losses on currency swaps, net of tax of $139	–	–	–
Net unrealized gain on available-for-sale investments, net of tax of $330	–	–	–
Foreign currency translation adjustment	–	–	–
Comprehensive income			
Balance at December 31, 2006	44,403	$89	$155,136

The accompanying notes are an integral part of these consolidated financial statements.

Treasury Stock Shares	Treasury Stock Cost	Retained Earnings	Accumulated Other Comprehensive Loss	Comprehensive Income	Total Shareholders' Equity
4,253	$(72,445)	$258,724	$(11,060)		$384,994
–	–	–	–	–	44,217
–	–	–	–	–	11,722
–	–	(12,756)	–	–	(12,756)
10	(317)	–	–	–	(317)
(4,263)	72,762	–	–	–	–
–	–	37,744	–	$37,744	37,744
–	–	–	(1,730)	(1,730)	(1,730)
–	–	–	(1,185)	(1,185)	(1,185)
–	–	–	118	118	118
				$34,947	
–	$ –	$283,712	$(13,857)		$462,807
–	–	–	–	–	27,215
–	–	–	–	–	7,648
–	–	–	–	–	(11,690)
–	–	(14,960)	–	–	(14,960)
–	–	35,702	–	$35,702	35,702
–	–	–	139	139	139
–	–	–	(52)	(52)	(52)
–	–	–	(288)	(288)	(288)
				$35,501	
–	$ –	$304,454	$(14,058)		$506,521
–	–	–	–	–	10,359
–	–	–	–	–	13,624
–	–	–	–	–	1,413
–	–	–	–	–	(86,296)
–	–	(15,058)	–	–	(15,058)
–	–	39,855	–	$39,855	39,855
–	–	–	236	236	236
–	–	–	562	562	562
–	–	–	2,634	2,634	2,634
				$43,287	
–	$ –	$329,251	$(10,626)		$473,850

Cognex Corporation: Consolidated Statements of Cash Flows

(In thousands)

Year Ended December 31,	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 39,855	$ 35,702	$ 37,744
Adjustments to reconcile net income to net cash provided by operations:			
Stock-based compensation expense	13,624	–	–
Depreciation of property, plant, and equipment	4,285	4,387	4,548
Amortization of intangible assets	5,884	4,283	1,526
Amortization of investments	1,498	2,755	3,896
Excess tax benefit from stock option exercises	(1,413)	–	–
Tax benefit from stock option exercises	–	7,648	11,722
Deferred income tax expense (benefit)	(45)	(2,996)	(2,568)
Changes in operating assets and liabilities:			
Accounts receivable	4,216	(5,770)	(5,417)
Inventories	(10,178)	1,048	(3,642)
Accounts payable	(1,340)	735	(290)
Accrued expenses	(6,911)	(7,089)	15,785
Other	(996)	2,058	(128)
Net cash provided by operating activities	48,479	42,761	63,176
Cash flows from investing activities:			
Purchase of investments	(481,086)	(1,437,264)	(805,621)
Maturity and sale of investments	541,023	1,531,830	716,714
Purchase of property, plant, and equipment	(4,224)	(3,319)	(3,120)
Cash paid for business acquisitions, net of cash acquired	(3,188)	(111,342)	(123)
Net cash provided by (used in) investing activities	52,525	(21,095)	(92,150)
Cash flows from financing activities:			
Issuance of common stock under stock option, stock purchase, and other plans	10,359	27,215	43,900
Repurchase of common stock	(86,296)	(11,690)	–
Payment of dividends	(15,058)	(14,960)	(12,756)
Excess tax benefit from stock option exercises	1,413	–	–
Net cash provided by (used in) financing activities	(89,582)	565	31,144
Effect of exchange rate changes on cash	3,083	(3,645)	2,120
Net increase in cash and cash equivalents	14,505	18,586	4,290
Cash and cash equivalents at beginning of year	72,856	54,270	49,980
Cash and cash equivalents at end of year	$ 87,361	$ 72,856	$ 54,270

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements reflect the application of the significant accounting policies described below.

Nature of Operations

Cognex Corporation (the "Company") designs, develops, manufactures, and markets machine vision systems, or computers that can "see." The Company's products are used to automate a wide range of manufacturing processes where vision is required.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the balance sheet date and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Cognex Corporation and its subsidiaries. In addition, the Company consolidated the results of a real estate limited partnership in accordance with Financial Accounting Standards Board Interpretation No. 46, "Variable Interest Entities" (See Note 6). All intercompany accounts and transactions have been eliminated.

Foreign Currency

The financial statements of the Company's foreign subsidiaries, where the local currency is the functional currency, are translated using exchange rates in effect at the end of the year for assets and liabilities and average exchange rates during the year for results of operations. The resulting foreign currency translation adjustment is recorded in shareholders' equity as other comprehensive income (loss).

Cash, Cash Equivalents, and Investments

Debt securities purchased with original maturities of three months or less are classified as cash equivalents and are stated at amortized cost. Debt securities with original maturities greater than three months and remaining maturities of one year or less, as well as auction rate and variable rate demand securities for which interest rates reset in less than 90 days but for which the maturity date is greater than 90 days, are classified as short-term investments. Despite the long-term nature of their contractual maturities, the Company has the ability to quickly liquidate auction rate and variable rate demand securities. Debt securities with remaining maturities greater than one year, as well as a limited partnership interest, are classified as long-term investments. It is the Company's policy to invest in debt securities with contractual maturities that do not exceed three years.

Debt securities with original maturities greater than three months are designated as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity as other comprehensive income (loss). Realized gains and losses are included in current operations, along with the amortization of the discount or premium arising at acquisition and are calculated using the specific identification method. The Company's limited partnership interest is accounted for using the cost method because the Company's investment is less than 5% of the partnership and the Company has no influence over the partnership's operating and financial policies.

The Company monitors the carrying value of its investments compared to their fair value to determine whether an other-than-temporary impairment has occurred. If a decline in fair value is determined to be other-than-temporary, an impairment charge related to that specific investment is recorded in current operations. There were no other-than-temporary impairments of investments in 2006, 2005, or 2004.

Accounts Receivable

The Company establishes reserves against its accounts receivable for potential credit losses when it determines receivables are at risk for collection based upon the length of time receivables have been outstanding, as well as various other factors. Receivables are written off against these reserves in the period they are determined to be uncollectible.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using standard costs, which approximate the first in, first out (FIFO) method. The Company's inventory is subject to rapid technological change or obsolescence. The Company periodically reviews inventory quantities on hand and estimates excess and obsolescence exposures based upon assumptions about future demand, product transitions, and market conditions, and records reserves to reduce the carrying value of inventories to their net realizable value. If actual future demand is less than estimated, additional inventory write-downs would be required.

The Company generally disposes of obsolete inventory upon determination of obsolescence. The Company does not dispose of excess inventory immediately, due to the possibility that some of this inventory could be sold to customers as a result of differences between actual and forecasted demand.

When inventory has been written down below cost, such reduced amount is considered the new cost basis for subsequent accounting purposes. As a result, the Company would recognize a higher than normal gross margin if the reserved inventory were subsequently sold.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and depreciated using the straight-line method over the assets' estimated useful lives. Buildings' useful lives are 39 years, building improvements' useful lives are 10 years, and the useful lives of computer hardware, computer software, and furniture and fixtures range from two to five years. Leasehold improvements are depreciated over the shorter of the estimated useful lives or the remaining terms of the leases. Maintenance and repairs are expensed when incurred; additions and improvements are capitalized. Upon retirement or disposition, the cost and related accumulated depreciation of the assets disposed of are removed from the accounts, with any resulting gain or loss included in current operations.

Intangible Assets

Intangible assets are stated at cost and amortized using the straight-line method over the assets' estimated useful lives. The useful lives of distribution networks range from 11-12 years, of customer contracts and relationships from 8-12 years, and of completed technologies and other intangible assets from three to six years. The Company evaluates the possible impairment of long-lived assets, including intangible assets, whenever events or circumstances indicate the carrying value of the assets may not be recoverable. At the occurrence of a certain event or change in circumstances, the Company evaluates the potential impairment of an asset by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the sum of the estimated future cash flows is less than the carrying value, the Company determines the amount of such impairment by comparing the fair value of the asset to its carrying value. The fair value is based upon the present value of the estimated future cash flows using a discount rate commensurate with the risks involved.

Goodwill

Goodwill is stated at cost. The Company evaluates the possible impairment of goodwill annually each fourth quarter, and whenever events or circumstances indicate the carrying value of the goodwill may not be recoverable. The Company evaluates the potential impairment of goodwill by comparing the fair value of the reporting unit to its carrying value, including goodwill. If the fair value is less than the carrying value, the Company determines the amount of such impairment by comparing the implied fair value of the goodwill to its carrying value.

Warranty Obligations

The Company warrants its hardware products to be free from defects in material and workmanship for periods ranging from six months to two years from the time of sale based upon the product being purchased and the terms of the customer arrangement. Warranty obligations are evaluated and recorded at the time of sale since it is probable that customers will make claims under warranties related to products that have been sold and the amount of these claims can be reasonably estimated based upon historical costs to fulfill claims. Obligations may also be recorded subsequent to the time of sale whenever specific events or circumstances impacting product quality become known that would not have been taken into account using historical data.

Revenue Recognition

The Company recognizes revenue in accordance with Statement of Position (SOP) No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions," since the software is more than incidental to its product and the services in its arrangements do not involve significant production, modification, or customization of the software.

The Company requires that a signed customer contract or purchase order is received, the fee from the arrangement is fixed or determinable, and collection of the resulting receivable is probable in order to recognize revenue. Assuming that these criteria have been met, product revenue is recognized upon delivery, revenue from maintenance and support programs is recognized ratably over the program period, revenue from training and consulting services is recognized over the period that the services are provided, and revenue from installation services is recognized when the customer has signed off that the installation is complete. If the arrangement contains customer-specified acceptance criteria, then revenue is deferred until the Company can demonstrate that the customer's criteria have been met.

Certain of the Company's arrangements include multiple elements that provide the customer with a combination of product or service deliverables. The fee from the arrangement is allocated to each of the undelivered elements based upon vendor-specific objective evidence (VSOE) of fair value, which is limited to the price charged when the same element is sold separately, with the residual value from the arrangement allocated to the delivered element. The portion of the fee that is allocated to each element is then recognized as revenue when the criteria for revenue recognition have been met with respect to that element.

The Company's products are sold directly to end users, as well as to resellers including original equipment manufacturers (OEMs), system integrators, and distributors. Revenue is recognized upon delivery of the product to the reseller, assuming all other revenue recognition criteria have been met. The Company establishes reserves against revenue for potential product returns in accordance with Statement of Financial Accounting Standards No. 48, "Revenue Recognition When Right of Return Exists," since the amount of future returns can be reasonably estimated based upon experience.

Amounts billed to customers related to shipping and handling, as well as reimbursements received from customers for out-of-pocket expenses, are classified as revenue, with the associated costs included in cost of revenue.

Research and Development

Research and development costs for internally-developed or acquired products are expensed when incurred until technological feasibility has been established for the product. Thereafter, all software costs are capitalized until the product is available for general release to customers. The Company determines technological feasibility at the time the product reaches beta in its stage of development. Historically, the time incurred between beta and general release to customers has been short, and therefore, the costs have been insignificant. As a result, the Company has not capitalized software costs associated with internally-developed products.

Income Taxes

The Company accounts for income taxes under the liability method. Under this method, a deferred tax asset or liability is determined based upon the differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates that will be in effect when these differences reverse. Tax credits are recorded as a reduction in income taxes. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Net Income Per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period plus potential dilutive common shares. Dilutive common equivalent shares consist of stock options and are calculated using the treasury stock method.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive loss consists of foreign currency translation adjustments of $8,643,000 and $11,277,000 at December 31, 2006 and 2005, respectively, net unrealized losses on available-for-sale investments, net of tax, of $166,000 and $728,000 at December 31, 2006 and 2005, respectively, and losses on currency swaps net of gains on long-term intercompany loans, net of tax, of $1,817,000 and $2,053,000 at December 31, 2006 and 2005, respectively.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, investments, and trade receivables. The Company primarily invests in municipal obligations of state and local government entities. The Company has established guidelines relative to credit ratings, diversification, and maturities of its debt securities that maintain safety and liquidity. The Company has not experienced any significant realized losses on its debt securities.

A significant portion of the Company's sales and receivables are from customers who are either in or who serve the semiconductor and electronics industries. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The Company has not experienced any significant losses related to the collection of its accounts receivable.

A significant portion of the Company's MVSD inventory is manufactured by a third-party contractor. The Company is dependent upon this contractor to provide quality product and meet delivery schedules. The Company engages in extensive product quality programs and processes, including actively monitoring the performance of its third-party manufacturers.

Derivative Instruments

The Company has adopted the accounting and disclosure requirements of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current operations or in shareholders' equity as other comprehensive income (loss), depending upon whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Hedges of underlying exposures are designated and documented at the inception of the hedge and are evaluated for effectiveness quarterly.

In certain instances, the Company enters into forward contracts and currency swaps to hedge against foreign currency fluctuations. Currency swaps are used to hedge long-term transactions between the Company and its subsidiaries. Forward contracts are used to provide a hedge against transactions denominated in currencies other than the functional currencies of the Company or its subsidiaries. These forward contracts and currency swaps are used to reduce the Company's risk associated with exchange rate changes, as the gains or losses on these contracts are intended to offset the losses or gains on the underlying exposures. The Company does not engage in foreign currency speculation.

Stock-Based Compensation Plans

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123R requires companies to recognize compensation expense for all share-based payments to employees at fair value. Recognizing compensation expense using the intrinsic value based method described in Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and disclosing the pro-forma impact of using the fair value based method described in SFAS No. 123 is no longer an alternative.

SFAS No. 123R was adopted by the Company on January 1, 2006 using the modified prospective method in which compensation expense is recognized beginning on the effective date. Under this transition method, compensation expense recognized for the year ended December 31, 2006 includes: (1) compensation expense for all share-based payments granted prior to but not yet vested as of December 31, 2005, based on the grant-date fair value estimated under SFAS No. 123, and (2) compensation expense for all share-based payments granted subsequent to December 31, 2005, based on the grant-date fair value estimated under SFAS No. 123R. In accordance with the modified prospective method, the Company's results of operations and financial position have not been restated.

The following table details the effect on net income and net income per share had stock-based compensation expense been recorded against income for 2005 and 2004 using the fair value based method described in SFAS No. 123. The reported and pro-forma net income and net income per share for 2006 are the same since stock-based compensation expense was recorded under the provisions of SFAS No. 123R.

Year Ended December 31,	2005	2004
Net income, as reported	$35,702	$ 37,744
Less: Total share-based compensation costs determined under fair value based method, net of tax	(9,355)	(13,183)
Net income, pro forma	$26,347	$ 24,561
Basic net income per share, as reported	$ 0.76	$ 0.83
Basic net income per share, pro forma	$ 0.56	$ 0.54
Diluted net income per share, as reported	$ 0.74	$ 0.80
Diluted net income per share, pro forma	$ 0.55	$ 0.52[1]

[1] Amount was originally reported as $0.49 and has been adjusted to $0.52 due to a refinement in the calculation.

NOTE 2: NEW PRONOUNCEMENTS

FIN No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109"

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. This Interpretation also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will require disclosure at the end of the annual reporting period of the nature of uncertain tax positions and related events if it is reasonably possible that those positions and events could change the associated recognized tax benefit within the next twelve months. This Interpretation is effective for fiscal years beginning after December 15, 2006. The Company will adopt FIN 48 effective January 1, 2007. The cumulative effect of applying the provisions of FIN 48 will be recorded as an adjustment to opening retained earnings in the first quarter of 2007. While our assessment of the impact is not yet complete, the Company expects that the adoption of FIN 48 will result in a reduction in retained earnings of approximately $2,000,000 to $4,000,000.

FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities"

In February 2007 , the FASB issued Statement No. 159,"The Fair Value Option for Financial Assets and Financial Liabilities" which provides companies with an option to report selected financial assets and liabilities at fair value. This Statement is effective for the Company's fiscal year ended December 31, 2008, although earlier adoption is permitted. The Company does not expect this Statement to have a material impact on its financial condition or results of operations.

NOTE 3: FOREIGN CURRENCY RISK MANAGEMENT

The Company enters into currency swaps to hedge the foreign currency exposure of its long-term intercompany loans between the parent and certain of its European subsidiaries. Contracts outstanding at December 31, 2006 relate to the Euro Dollar and have an original term of four years. These hedges have been designated for hedge accounting. They are classified as net investment hedges, with the gains or losses on the currency swaps, along with the associated losses or gains on the intercompany loans, net of tax, recorded in shareholders' equity as other comprehensive income (loss) to the extent they are effective as a hedge. The Company recorded net foreign currency gains of $236,000 and $139,000 in 2006 and 2005, respectively, and a net foreign currency loss of $1,730,000 in 2004 in other comprehensive income (loss) on the intercompany loans and associated currency swaps.

The Company enters into forward contracts to hedge the foreign currency exposure of its Irish subsidiary's accounts receivable denominated in U.S. Dollars and Japanese Yen. Contracts outstanding at December 31, 2006 relate to the Euro Dollar and Japanese Yen and have terms of one to six months. These hedges have not been designated for hedge accounting. The gains or losses on the forward contracts, along with the associated losses or gains on the revaluation and settlement of the short-term intercompany balances and accounts receivable, are recorded in current operations.

In addition to the transactions described above that are included in the Company's hedging program, the Company enters into other transactions denominated in foreign currencies for which the exchange rate gains or losses are included in current operations. The Company recorded net foreign currency losses of $333,000 and $888,000 in 2006 and 2005, respectively, and a net foreign currency gain of $1,641,000 in 2004, representing the total net exchange rate gains or losses that are recognized in current operations.

NOTE 4: CASH, CASH EQUIVALENTS, AND INVESTMENTS

Cash, cash equivalents, and investments consist of the following (in thousands):

December 31,	2006	2005
Cash	$ 84,361	$ 72,856
Cash equivalents	3,000	–
Cash and cash equivalents	87,361	72,856
Municipal bonds	108,332	140,718
Commercial paper	15,988	24,584
Agency notes	3,999	–
Corporate bonds	–	2,500
Treasury bills	–	1,354
Short-term investments	128,319	169,156
Municipal bonds	39,594	59,863
Limited partnership interest	10,946	10,383
Long-term investments	50,540	70,246
	$266,220	$312,258

The following is a summary of the Company's available-for-sale investments at December 31, 2006 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal bonds	$108,467	$ 4	$(139)	$108,332
Commercial paper	16,000	–	(12)	15,988
Agency notes	4,000	–	(1)	3,999
Short-term investments	128,467	4	(152)	128,319
Long-term municipal bonds	39,710	13	(129)	39,594
	$168,177	$17	$(281)	$167,913

The Company recorded gross realized gains on the sale of debt securities totaling $22,000 in 2006, $14,000 in 2005, and $392,000 in 2004. The Company recorded gross realized losses on the sale of debt securities totaling $30,000 in 2006, $525,000 in 2005, and $90,000 in 2004.

In June 2000, the Company became a Limited Partner in Venrock Associates III, L.P. (Venrock), a venture capital fund. A Director of the Company is a Managing General Partner of Venrock Associates. The Company has committed to a total investment in the limited partnership of up to $22,500,000, with an expiration date of December 31, 2010. In January 2007, Venrock reduced the Company's total commitment from $22,500,000 to $20,500,000.

As of December 31, 2006, the Company had contributed $18,463,000 to the partnership, including $1,013,000 during 2006. The Company received distributions of $450,000 from Venrock during 2006 that were accounted for as a return of capital. At December 31, 2006, the carrying value of this investment was $10,946,000 compared to an estimated fair value, as determined by the General Partner, of $13,115,000.

NOTE 5: INVENTORIES

Inventories consist of the following (in thousands):

December 31,	2006	2005
Raw materials	$16,746	$ 8,958
Work-in-process	1,630	3,406
Finished goods	12,207	6,455
	$30,583	$18,819

In 2001, the Company recorded a $16,300,000 charge in "Cost of product revenue" on the Consolidated Statement of Operations for excess inventories and purchase commitments resulting from an extended slowdown in the semiconductor and electronics industries, as well as the expected transition to newer Cognex hardware platforms by the Company's OEM customers. A total of $12,500,000 of this charge represented reserves against existing inventories and was accordingly included in "Inventories" on the Consolidated Balance Sheet. The remaining $3,800,000 of this charge represented commitments to purchase excess components and systems from various suppliers and accordingly was included in "Accrued expenses" on the Consolidated Balance Sheet. A favorable settlement of these purchase commitments would result in a recovery of a portion of the remaining $1,400,000 accrued at December 31, 2006.

The following table summarizes the change during 2006, 2005, and 2004 in the inventory-related reserve established in 2001 (in thousands):

	Balance Sheet		Statement of Operations
	Inventories	Accrued Expenses	Benefits
Reserve balance at December 31, 2003	$ 9,383	$1,400	
Inventory sold to customers	(805)	–	805
Inventory sold to brokers	(387)	–	–
Write-off and scrap of inventory	(743)	–	–
Reserve balance at December 31, 2004	$ 7,448	$1,400	
Benefits to cost of product revenue recorded in 2004			$ 805
Inventory sold to customers	(759)	–	759
Inventory sold to brokers	(158)	–	–
Write-off and scrap of inventory	(647)	–	–
Reserve balance at December 31, 2005	$ 5,884	$1,400	
Benefits to cost of product revenue recorded in 2005			$ 759
Inventory sold to customers	(1,079)	–	1,079
Inventory sold to brokers	(617)	–	–
Write-off and scrap of inventory	(180)	–	–
Reserve balance at December 31, 2006	$ 4,008	$1,400	
Benefits to cost of product revenue recorded in 2006			$1,079

NOTE 6: PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (in thousands):

December 31,	2006	2005
Land	$ 3,951	$ 3,051
Buildings	18,371	17,571
Building improvements	5,769	5,206
Computer hardware and software	31,911	31,976
Furniture and fixtures	4,710	4,314
Leasehold improvements	2,240	2,105
	66,952	64,223
Less: accumulated depreciation	(40,924)	(40,048)
	$ 26,028	$ 24,175

Buildings include property held for lease with a cost basis of $4,950,000 at both December 31, 2006 and 2005 and accumulated depreciation of $1,460,000 and $1,333,000 at December 31, 2006 and 2005, respectively.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Variable Interest Entities" (FIN 46) that addresses when a company should include in its financial statements the assets, liabilities, and activities of another entity. Previously, a company generally included other entities in its consolidated financial statements only if it controlled the entity through voting interests. FIN 46 changed that guidance by requiring variable interest entities, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of that entity's residual returns (defined as the primary beneficiary).

In 2000, the Company entered into an agreement with a real estate limited partnership to purchase property adjacent to its corporate headquarters for $1,700,000 with an estimated closing date in 2007. The purchase price was accounted for as a deposit included in "Other assets" on the Consolidated Balance Sheet. Although the Company concluded at the transaction date that the limited partnership was a variable interest entity, the Company also concluded that it was not the primary beneficiary because the deposit was fully refundable.

During 2006, the Company became the primary beneficiary of this limited partnership when its right to terminate its obligations under the agreement lapsed and the deposit was no longer refundable. At December 31, 2006, the Company has included the assets, liabilities, and activities of the limited partnership in its consolidated financial statements. This had no impact on the Company's results of operations since the Company has no ownership interest in the partnership's results prior to the closing date in 2007. The Company reclassified $1,700,000 from "Other assets" to "Property, plant, and equipment," specifically land and building, on the Consolidated Balance Sheet.

NOTE 7: INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
December 31, 2006			
Distribution networks	$38,060	$ 5,477	$32,583
Customer contracts and relationships	13,002	4,110	8,892
Completed technologies	6,834	4,086	2,748
Other	1,422	657	765
	$59,318	$14,330	$44,988
December 31, 2005			
Distribution networks	$38,060	$ 2,191	$35,869
Customer contracts and relationships	12,186	2,520	9,666
Completed technologies	9,028	5,491	3,537
Other	1,264	287	977
	$60,538	$10,489	$50,049

The cost and related accumulated amortization of certain fully-amortized completed technologies totaling $2,369,000 were removed from the accounts during 2006. Aggregate amortization expense was $5,884,000 in 2006, $4,283,000 in 2005, and $1,526,000 in 2004. Estimated amortization expense for each of the five succeeding fiscal years and thereafter is as follows (in thousands):

Year ended December 31,	Amount
2007	5,622
2008	5,622
2009	5,434
2010	5,304
2011	4,401
Thereafter	18,605
	$44,988

NOTE 8: GOODWILL

The Company has two reporting units with goodwill, the Modular Vision Systems Division (MVSD) and the Surface Inspection Systems Division (SISD), which are also reportable segments.

The changes in the carrying value of goodwill are as follows (in thousands):

	MVSD	SISD	Consolidated
Balance at December 31, 2004	$ 4,121	$2,912	$ 7,033
DVT business acquisition (Note 18)	73,478	–	73,478
Foreign currency exchange rate changes	(333)	(371)	(704)
Balance at December 31, 2005	$77,266	$2,541	$79,807
AssistWare business acquisition (Note 18)	2,962	–	2,962
Siemens contingent payment	190	–	190
DVT purchase price adjustment (Note 18)	(298)	–	(298)
Foreign currency exchange rate changes	365	292	657
Balance at December 31, 2006	$80,485	$2,833	$83,318

NOTE 9: ACCRUED EXPENSES

Accrued expenses consist of the following (in thousands):

December 31,	2006	2005
Forward contracts and currency swaps	$ 9,752	9,026
Income taxes	9,548	$12,653
Vacation	3,270	3,094
Company bonuses	3,236	3,653
Salaries, commissions, and payroll taxes	3,129	3,693
Consumption taxes	2,561	2,624
Inventory purchase commitments (Note 5)	1,400	1,400
Warranty obligations	1,387	1,447
Professional fees	854	1,050
Other	5,475	4,836
	$40,612	$43,476

The changes in the warranty obligation are as follows (in thousands):

Balance at December 31, 2004	$ 1,758
Provisions for warranties issued during the period	696
Warranty obligations assumed in business acquisition (Note 17)	200
Fulfillment of warranty obligations	(1,055)
Foreign exchange rate changes	(152)
Balance at December 31, 2005	$ 1,447
Provisions for warranties issued during the period	993
Fulfillment of warranty obligations	(1,153)
Foreign exchange rate changes	100
Balance at December 31, 2006	$ 1,387

NOTE 10: COMMITMENTS AND CONTINGENCIES

Commitments

At December 31, 2006, the Company had outstanding purchase orders totaling $12,731,000 to purchase inventory from various vendors. Certain of these purchase orders may be cancelled by the Company, subject to cancellation penalties. These purchase commitments relate to expected sales in 2007.

The Company conducts certain of its operations in leased facilities. These lease agreements expire at various dates through 2016 and are accounted for as operating leases. Certain of these leases contain renewal options. Annual rental expense totaled $5,562,000 in 2006, $5,062,000 in 2005, and $4,662,000 in 2004. Future minimum rental payments under these agreements are as follows (in thousands):

Year ended December 31,	Amount
2007	$ 4,780
2008	2,812
2009	1,459
2010	886
2011	555
Thereafter	1,850
	$12,342

The Company owns an 83,000 square-foot office building adjacent to its corporate headquarters. The building is currently occupied with tenants who have lease agreements that expire at various dates through 2017. Annual rental income totaled $313,000 in 2006, $763,000 in 2005, and $818,000 in 2004. Rental income and related expenses are included in "Investment and other income" on the Consolidated Statement of Operations. Future minimum rental receipts under non-cancelable lease agreements are as follows (in thousands):

Year ended December 31,	Amount
2007	$ 450
2008	495
2009	276
2010	259
2011	274
Thereafter	1,700
	$3,454

Contingencies

On March 13, 2006, the Company filed a Declaratory Judgment action in the United States District Court for Minnesota seeking that certain patents being asserted by Acacia Research Corporation and Veritec, Inc., and their respective subsidiaries, be ruled invalid, unenforceable, and/or not infringed by Cognex Corporation. The patent assertions relate to two-dimensional symbology reading; in particular, the defendants have alleged that any company reading a data matrix code infringe the subject patents. Certain defendants in the action have asserted counterclaims against Cognex Corporation, seeking unspecified damages. The litigation is in its early stages and discovery will begin shortly. Cognex Corporation cannot predict the outcome of this matter, and although the Company believes it has a meritorious case, an adverse resolution of this lawsuit could have a material adverse effect on the Company's financial position, liquidity, results of operations, and/or indemnification obligations.

Various other claims and legal proceedings generally incidental to the normal course of business are pending or threatened on behalf of or against Cognex Corporation. While the Company cannot predict the outcome of these matters, in the opinion of management, any liability arising from them will not have a material adverse effect on the Company's financial position, liquidity, or results of operations after giving effect to provisions already recorded.

NOTE 11: INDEMNIFICATION PROVISIONS

Except as limited by Massachusetts law, the by-laws of the Company require it to indemnify certain current or former directors, officers, and employees of the Company against expenses incurred by them in connection with each proceeding in which he or she is involved as a result of serving or having served in certain capacities. Indemnification is not available with respect to a proceeding as to which it has been adjudicated that the person did not act in good faith in the reasonable belief that the action was in the best interests of the Company. The maximum potential amount of future payments the Company could be required to make under these provisions is unlimited. The Company has never incurred significant costs related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

The Company accepts standard limited indemnification provisions in the ordinary course of business, whereby it indemnifies its customers for certain direct damages incurred in connection with third-party patent or other intellectual property infringement claims with respect to the use of the Company's products. The term of these indemnification provisions generally coincides with the customer's use of the Company's products. The maximum potential amount of future payments the Company could be required to make under these provisions is subject to fixed monetary limits. The Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, the Company believes the estimated fair value of these provisions is minimal.

The Company also accepts limited indemnification provisions from time to time, whereby it indemnifies customers for certain direct damages incurred in connection with bodily injury and property damage arising from the installation of the Company's products. The term of these indemnification provisions generally coincides with the period of installation. The maximum potential amount of future payments the Company could be required to make under these provisions is limited and is likely recoverable under the Company's insurance policies. As a result of this coverage, and the fact that the Company has never incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions, the Company believes the estimated fair value of these provisions is minimal.

NOTE 12: SHAREHOLDERS' EQUITY

Preferred Stock

The Company has 400,000 shares of authorized but unissued $.01 par value preferred stock.

Stock Repurchase Program

On December 12, 2000, the Company's Board of Directors authorized the repurchase of up to $100,000,000 of the Company's common stock. The Company repurchased 2,260,941 shares at a cost of $61,883,000 in 2006, 383,908 shares at a cost of $11,690,000 in 2005, and 1,768,452 shares at a cost of $26,425,000 in 2002 under this program. During the third quarter of 2006, this repurchase program was completed. On July 27, 2006, the Company's Board of Directors authorized a new program for the repurchase of up to $100,000,000 of the Company's common stock. The Company repurchased 1,019,579 shares at a cost of $24,413,000 in 2006 under this program. The Company may repurchase additional shares under this program in future periods depending upon a variety of factors, including stock price levels and share availability.

Stock Option Plans

At December 31, 2006, the Company had 10,883,676 shares available for grant under three stock option plans: the 1998 Director Plan, 10,250; the 1998 Stock Incentive Plan, 3,373,426; and the 2001 General Stock Option Plan, 7,500,000. Each of these plans expire ten years from the date the plan was approved. The Company has not granted any stock options from the 2001 General Stock Option Plan.

On April 21, 1998, the shareholders approved the 1998 Stock Incentive Plan, under which the Company initially was able to grant stock options and stock awards to purchase up to 1,700,000 shares of common stock. Effective January 1, 1999 and each January 1st thereafter during the term of the 1998 Stock Incentive Plan, the number of shares of common stock available for grants of stock options and stock awards is increased automatically by an amount equal to 4.5% of the total number of issued shares of common stock as of the close of business on December 31st of the preceding year.

Stock options are generally granted with an exercise price equal to the market value of the Company's common stock at the grant date, generally vest over four years based on continuous service, and generally expire ten years from the grant date. Historically, the majority of the Company's stock options have been granted during the first quarter of each year to reward existing employees for their performance. In addition, the Company grants stock options throughout the year for new employees and promotions.

The following is a summary of the Company's stock option activity for the year ended December 31, 2006 (shares and dollars in thousands):

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	10,675	$25.36		
Granted at market value	1,730	28.55		
Exercised	(504)	20.01		
Forfeited or Expired	(577)	28.93		
Outstanding at December 31, 2006	**11,324**	**$25.90**	**6.5**	**$17,212**
Exercisable at December 31, 2006	**6,913**	**$25.35**	**5.3**	**$15,725**

Employee Stock Purchase Plan

Under the Company's Employee Stock Purchase Plan (ESPP), employees who have completed six months of continuous employment with the Company may purchase common stock semi-annually at 95% of the fair market value of the stock on the last day of the purchase period through accumulation of payroll deductions. Employees are required to hold common stock purchased under the ESPP for a period of three months from the date of purchase.

The maximum number of shares of common stock available for issuance under the ESPP is 250,000 shares. Effective January 1, 2001 and each January 1st thereafter during the term of the ESPP, 250,000 shares of common stock will always be available for issuance. Shares purchased under the ESPP totaled 9,765 in 2006, 21,721 in 2005, and 21,031 in 2004.

NOTE 13: STOCK-BASED COMPENSATION EXPENSE

The Company's share-based payments that result in compensation expense consist solely of stock option grants. The fair values of stock options granted after January 1, 2006 were estimated on the grant date using a binomial lattice model. The fair values of options granted prior to January 1, 2006 were estimated using the Black-Scholes option pricing model for footnote disclosure under SFAS No. 123. The Company believes that a binomial lattice model results in a better estimate of fair value because it identifies patterns of exercises based on triggering events, tying the results to possible future events instead of a single path of actual historical events. Management is responsible for determining the appropriate valuation model and estimating these fair values, and in doing so, considered a number of factors, including information provided by an outside valuation advisor.

The fair values of stock options granted in each period presented were estimated using the following weighted-average assumptions:

Year Ended December 31,	2006	2005	2004
Risk-free rate	**4.6%**	3.4%	2.5%
Expected dividend yield	**1.12%**	1.26%	.73%
Expected volatility	**45%**	35%	45%
Expected term (in years)	**4.1**	2.8	3.1

Risk-free rate

The risk-free rate was based on a treasury instrument whose term was consistent with the contractual term of the option for 2006 grants, and the expected term of the option for 2005 and 2004 grants.

Expected dividend yield

The current dividend yield is calculated by annualizing the cash dividend declared by the Company's Board of Directors for the current quarter and dividing that result by the closing stock price on the grant date. Although dividends are declared at the discretion of the Company's Board of Directors, for this purpose, the Company anticipates continuing to pay a quarterly dividend that approximates the current dividend yield.

Expected volatility

The expected volatility for 2006 grants was based on a combination of historical volatility of the Company's common stock over the contractual term of the option and implied volatility for traded options of the Company's stock. The expected volatility for 2005 and 2004 grants was based on the historical volatility of the Company's common stock over the expected term of the option.

Expected term

The expected term for 2006 grants was derived from the binomial lattice model from the impact of events that trigger exercises over time. The expected term for 2005 and 2004 grants, which is an input to the Black-Scholes model, was based on historical option exercise behavior.

The weighted-average grant-date fair value of stock options granted during 2006, 2005, and 2004 was $10.96, $6.01, and $9.22, respectively. The Company recognizes compensation expense using the graded attribution method, in which expense is recognized on a straight-line basis over the service period for each separately vesting portion of the stock option as if the option was, in substance, multiple awards.

The amount of compensation expense recognized at the end of the vesting period is based on the number of stock options for which the requisite service has been completed. No compensation expense is recognized for options that are forfeited for which the employee does not render the requisite service. The term "forfeitures" is distinct from "expirations" and represents only the unvested portion of the surrendered option. The Company currently expects that approximately 62% of its stock options will actually vest, and therefore, has applied a weighted-average annual forfeiture rate of 11% to all unvested options. This rate will be revised, if necessary, in subsequent periods if actual forfeitures differ from this estimate. Ultimately, compensation expense will only be recognized over the vesting period for those options that actually vest. Prior to January 1, 2006, the Company accounted for actual forfeitures as they occur for footnote disclosure under SFAS No. 123.

The total stock-based compensation expense and the related income tax benefit recognized for 2006 was $13,624,000 and $4,741,000, respectively. No compensation expense was capitalized at December 31, 2006. Prior to January 1, 2006, the Company recognized compensation expense using the intrinsic value based method described in APB Opinion No. 25, and accordingly, no compensation expense was recorded since stock options were granted with an exercise price equal to the market value of the Company's common stock at the grant date. The total intrinsic value of stock options exercised for 2006, 2005, and 2004 was $4,003,000, $15,970,000, and $29,306,000, respectively.

At December 31, 2006, total unrecognized compensation expense related to non-vested stock options was $11,616,000, which is expected to be recognized over a weighted-average period of 1.7 years.

NOTE 14: EMPLOYEE SAVINGS PLAN

Under the Company's Employee Savings Plan, a defined contribution plan, employees who have attained age 21 may contribute up to 25% of their salary on a pre-tax basis subject to the annual dollar limitations established by the Internal Revenue Service. The Company contributes fifty cents for each dollar an employee contributes, with a maximum contribution of 3% of an employee's pre-tax salary. Company contributions vest 20%, 40%, 60%, and 100% after two, three, four, and five years of continuous employment with the Company, respectively. Company contributions totaled $1,106,000 in 2006, $1,060,000 in 2005, and $967,000 in 2004. Cognex stock is not an investment alternative, nor are Company contributions made in the form of Cognex stock.

NOTE 15: INCOME TAXES

Domestic income before taxes was $16,772,000, $19,206,000, and $22,507,000 and foreign income before taxes was $33,528,000, $29,040,000, and $30,653,000 in 2006, 2005, and 2004, respectively.

The provision for income taxes consists of the following (in thousands):

Year Ended December 31,	2006	2005	2004
Current			
Federal	$ 9,718	$ 3,502	$ 9,662
State	240	507	758
Foreign	5,674	3,279	983
	15,632	7,288	11,403
Deferred:			
Federal	(4,847)	3,501	(177)
State	(101)	438	306
Foreign	(239)	1,317	3,884
	(5,187)	5,256	4,013
	$10,445	$12,544	$15,416

A reconciliation of the United States federal statutory corporate tax rate to the Company's effective tax rate is as follows (in thousands):

Year Ended December 31,	2006	2005	2004
Income tax provision at federal statutory rate	35%	35%	35%
State income taxes, net of federal benefit	3	1	2
Tax-exempt investment income	(4)	(3)	(3)
Foreign tax rate differential	(11)	(9)	(6)
Discrete tax events	(4)	–	–
Other	2	2	1
Provision for income taxes	21%	26%	29%

Deferred tax assets consist of the following (in thousands):

December 31,	2006	2005
Current deferred tax assets:		
Inventory and revenue related	$ 4,881	$ 4,805
Federal capital loss carryforward	1,237	–
Bonus, commission, and other compensation	1,144	943
Other	1,854	1,919
Gross current deferred tax assets	9,116	7,667
Valuation allowance	(480)	–
Net current deferred tax assets	$ 8,636	$ 7,667
Noncurrent deferred tax assets:		
Federal and state tax credit carryforwards	$ 11,611	$ 11,434
Stock-based compensation expense	4,741	–
Acquired completed technologies and other intangible assets	3,364	3,664
Depreciation	1,478	1,478
Unrealized investment gains and losses	1,428	1,390
Acquired in-process technology	800	924
Net operating loss carryforwards	–	5,600
Federal and state capital loss carryforwards	–	1,708
Other	771	762
	24,193	26,960
Noncurrent deferred tax liabilities:		
Nondeductible intangible assets	(14,990)	(16,703)
Other	(201)	(30)
	(15,191)	(16,733)
Net noncurrent deferred tax assets	$ 9,002	$ 10,227

At December 31, 2006, the Company had federal research and experimentation tax credit carryforwards of approximately $5,390,000, which may be available to offset future federal income tax liabilities and will begin to expire in 2015. The Company also had approximately $2,467,000 of alternative minimum tax credits and approximately $454,000 of foreign tax credits, which may be available to offset future regular income tax liabilities. The alternative minimum tax credits have an unlimited life and the foreign tax credits will begin to expire in 2011. In addition, the Company had approximately $3,300,000 of state research and experimentation tax credit carryforwards, which will begin to expire in 2015.

The Company recorded certain intangible assets as a result of the acquisition of DVT Corporation in May 2005. The amortization of these intangible assets is not deductible for U.S. tax purposes. A deferred tax liability was established to reflect the federal and state liability associated with not deducting the acquisition-related amortization expenses. The balance of this liability at December 31, 2006 was $14,990,000.

The Company established a valuation allowance of $480,000 against its deferred tax assets at December 31, 2006. This partial valuation allowance related to a deferred tax asset for a capital loss carryforward due to expire in 2007. No valuation allowances were recorded in 2005 or 2004.

While the remaining deferred tax assets are not assured of realization, the Company has evaluated the realizability of these deferred tax assets and has determined that it is more likely than not that these assets will be realized. In reaching this conclusion, the Company has evaluated certain relevant criteria including the Company's historical profitability, current projections of future profitability, and the lives of tax credits, net operating and capital losses, and other carryforwards. Should the Company fail to generate sufficient pre-tax profits in future periods, the Company may be required to establish valuation allowances against these deferred tax assets, resulting in a charge to income in the period of determination.

The Company has established reserves to provide for additional income taxes that may be due in future years as previously filed income tax returns are audited. These reserves have been established based upon management's assessment as to the potential exposure attributable to permanent differences and interest applicable to both permanent and temporary differences. All tax reserves are analyzed periodically and adjustments are made as events occur that warrant modification, such as the completion of audits or the expiration of statutes of limitations, which may result in future charges or credits to tax expense.

The Company does not provide U.S. income taxes on its foreign subsidiaries' undistributed earnings, as they are deemed to be permanently reinvested outside the U.S. Non-U.S. income taxes are, however, provided on those foreign subsidiaries' undistributed earnings. Upon repatriation, the Company would provide the appropriate U.S. income taxes on these earnings.

On March 20, 2006, the Company provided standby letters of credit totaling 3,359,825,000 Yen (or approximately $28,231,000 based upon the exchange rate at December 31, 2006) to taxing authorities in Japan that were collateralized by investments on the Consolidated Balance Sheet. The Tokyo Regional Taxation Bureau (TRTB) asserted that Cognex Corporation had a permanent establishment in Japan that would require certain income, previously reported on U.S. tax returns for the years ended December 31, 1997 through December 31, 2001, to be subject instead to taxation in Japan. In September 2003, the Company filed a request with the Internal Revenue Service Tax Treaty Division for competent authority assistance.

During the third quarter of 2006, the Company reached an agreement with the TRTB through the competent authority proceedings. The agreement resulted in an adjustment of the intercompany transfer price between the U.S. parent and its Japanese subsidiary. The resulting additional tax to be paid to the TRTB, net of expected refunds due from the U.S. tax authorities, resulted in an increase in tax expense of $648,000. The standby letters of credit, as a result of this agreement with the TRTB, are no longer required as of December 31, 2006.

During the second quarter of 2006, the Company settled a multi-year state tax audit and, as a result of that settlement, recorded a reduction in tax expense of $869,000. During the third quarter of 2006, the Company recorded a $1,220,000 reduction in tax expense resulting from the expiration of the statute of limitations for an open tax year, and a $405,000 reduction in tax expense resulting from the true-up of the tax accrual recorded in 2005 as compared to actual return filed. The Tax Relief and Health Care Act of 2006 was signed into law on December 20, 2006. This Act retroactively reinstated the Research and Development Tax credit for 2006 and extended this credit to 2007. As a result of this reinstatement, the Company recorded a reduction in tax expense of $200,000 during the fourth quarter of 2006.

NOTE 16: NET INCOME PER SHARE

Net income per share is calculated as follows (in thousands, except per share amounts):

Year Ended December 31,	2006	2005	2004
Net income	$39,855	$35,702	$37,744
Basic:			
Weighted-average common shares outstanding	45,559	46,709	45,480
Net income per common share	$ 0.87	$ 0.76	$ 0.83
Diluted:			
Weighted-average common shares outstanding	45,559	46,709	45,480
Effect of dilutive stock options	1,089	1,226	1,878
Weighted-average common and common-equivalent shares outstanding	46,648	47,935	47,358
Net income per common and common-equivalent share	$ 0.85	$ 0.74	$ 0.80

Stock options to purchase 5,761,820, 3,903,178, and 1,656,927 shares of common stock were outstanding in 2006, 2005, and 2004, respectively, but were not included in the calculation of diluted net income per share because they were anti-dilutive.

NOTE 17: SEGMENT AND GEOGRAPHIC INFORMATION

The Company has two reportable segments: the Modular Vision Systems Division (MVSD) and the Surface Inspections Systems Division (SISD). MVSD designs, develops, manufactures, and markets modular vision systems that are used to control the manufacturing of discrete items by locating, identifying, inspecting, and measuring them during the manufacturing process. SISD designs, develops, manufactures, and markets surface inspection vision systems that are used to inspect surfaces of materials that are processed in a continuous fashion to ensure there are no flaws or defects in the surfaces. Segments are determined based upon the way that management organizes its business for making operating decisions and assessing performance. The Company evaluates segment performance based upon income or loss from operations, excluding unusual items and stock-based compensation expense.

The following table summarizes information about the Company's segments (in thousands):

	MVSD	SISD	Reconciling Items	Consolidated
Year Ended December 31, 2006				
Product revenue	$195,203	$19,735	–	$214,938
Service revenue	12,978	10,508	–	23,486
Depreciation and amortization	9,684	260	$ 225	10,169
Goodwill and intangibles	125,473	2,833	–	128,306
Operating income	65,123	3,380	(24,307)	44,196
Year Ended December 31, 2005				
Product revenue	$168,342	$24,462	–	$192,804
Service revenue	14,202	9,869	–	24,071
Depreciation and amortization	8,168	286	$ 216	8,670
Goodwill and intangibles	127,315	2,541	–	129,856
Operating income	46,225	4,956	(7,177)	44,004
Year Ended December 31, 2004				
Product revenue	$155,966	$20,603	–	$176,569
Service revenue	17,923	7,465	–	25,388
Depreciation and amortization	5,526	341	$ 207	6,074
Goodwill and intangibles	11,627	2,912	–	14,539
Operating income	53,572	1,336	(8,059)	46,849

Reconciling items consist of stock-based compensation expense and unallocated corporate expenses, which primarily include corporate headquarters costs and professional fees. In 2006, corporate expenses also included costs associated with the Company's 25th Anniversary party. Other asset information by segment is not produced internally for use by the chief operating decision maker, and therefore, is not presented.

Other asset information is not provided because the cash and investments are commingled and the divisions share assets and resources in a number of locations around the world.

No customer accounted for greater than 10% of revenue in 2006, 2005, or 2004.

The following table summarizes information about geographic areas (in thousands):

	North America	Japan	Europe	Other	Consolidated
Year Ended December 31, 2006					
Product revenue	$ 73,198	$61,494	$60,162	$20,084	$214,938
Service revenue	10,348	5,430	6,502	1,206	23,486
Long-lived assets	139,377	1,820	14,723	108	156,028
Year Ended December 31, 2005					
Product revenue	$ 70,921	$53,761	$56,150	$11,972	$192,804
Service revenue	9,531	6,513	7,299	728	24,071
Long-lived assets	144,432	1,895	10,999	110	157,436
Year Ended December 31, 2004					
Product revenue	$ 52,979	$69,270	$43,983	$10,337	$176,569
Service revenue	9,703	8,301	6,596	788	25,388
Long-lived assets	26,221	2,396	13,700	117	42,434

Revenue is presented geographically based upon the customer's country of domicile.

NOTE 18: ACQUISITIONS

Acquisition of AssistWare Technology, Inc.
On May 20, 2006, the Company acquired all of the outstanding shares of AssistWare Technology, Inc., a privately-held developer of Lane Departure Warning Systems for $2,998,000 in cash paid at closing, with the potential for an additional cash payment of up to $1,500,000 in 2007 and up to $500,000 in 2008 depending upon the achievement of certain performance criteria. The $2,998,000 initial purchase price consisted of $2,848,000 in cash consideration and $150,000 in transaction costs. The acquisition was accounted for under the purchase method of accounting. Accordingly, AssistWare's results of operations have been included in the Company's consolidated results of operations since the date of acquisition. The historical results of operations of the acquired business were not material compared to the consolidated results of operations of the Company, and therefore, pro forma results are not presented.

With the acquisition of AssistWare, the Company has entered the emerging market for machine vision systems in vehicles. These highly-specialized sensors are installed in vehicles, ranging from long-haul trucks to passenger cars, where they provide driver assistance by constantly analyzing the vehicle's external environment and warning the driver of potentially dangerous situations. AssistWare's Lane Departure Warning System uses machine vision technology to watch the road ahead and alert drivers if they unintentionally leave their lane or if their driving pattern becomes erratic.

The purchase price was allocated as follows (in thousands):

	Estimated Fair Value	Weighted-Average Amortization Period (in years)
Accounts receivable	$ 58	
Inventories	29	
Prepaid expenses and other current assets	320	
Property, plant, and equipment	32	
Intangible assets		
Customer contract	140	3.5
Customer relationships	100	9
Completed technologies	100	5
Goodwill	2,962	
Total assets acquired	3,741	
Accounts payable	280	
Accrued expenses	463	
Total liabilities assumed	743	
Total purchase price	**$2,998**	

The contingent payments will be recorded as additional purchase price and allocated to goodwill when and if paid. The goodwill is assigned to the MVSD segment. None of the acquired intangible assets, including goodwill, are deductible for tax purposes. The Company obtained third-party valuations of the acquired intangible assets.

Acquisition of DVT Corporation Vision Sensor Business
On May 9, 2005, the Company acquired all of the outstanding shares of DVT Corporation, a provider of low-cost, easy-to-use vision sensors, for approximately $111,607,000, net of $4,702,000 cash acquired. The purchase price consisted of $110,346,000 in cash paid at closing (net of acquired cash) and $1,261,000 in transaction costs. The acquisition was accounted for under the purchase method of accounting. Accordingly, DVT Corporation's results of operations have been included in the Company's consolidated results of operations since the date of acquisition.

In recent years, the Company has expanded its product line by adding low-cost and easy-to-use vision sensors. However, reaching the many prospects for these products in factories around the world requires a large third-party distribution channel to supplement the Company's own direct end-user sales force. With the acquisition of DVT Corporation, the Company immediately gained a worldwide network of distributors, all fully trained in selling and supporting machine vision products. The Company sells its low-cost, easy-to-use products, including the acquired DVT's vision sensors, through these distribution networks.

The Company adjusted the purchase price allocation during the second quarter of 2006, which resulted in a $281,000 increase in prepaid expenses and other current assets, a $9,000 increase in other assets, a $298,000 decrease in goodwill, and an $8,000 decrease in accrued expenses. The final purchase price was allocated as follows (in thousands):

	Estimated Fair Value	Weighted-Average Amortization Period (in years)
Accounts receivable	$ 5,785	
Inventories	1,995	
Prepaid expenses and other current assets	5,531	
Property, plant, and equipment	766	
Other assets	66	
Intangible assets		
Distribution networks	38,060	11.6
Customer relationships	4,740	12
Completed technologies	3,680	6
Trade names, trademarks, and non-competition agreement	1,110	4
Goodwill	73,180	
Total assets acquired	134,913	
Accounts payable	1,388	
Accrued expenses	6,102	
Net deferred tax liabilities	15,816	
Total liabilities assumed	23,306	
Total purchase price	$111,607	

The goodwill is assigned to the MVSD segment. None of the acquired intangible assets, including goodwill, are deductible for tax purposes. The Company obtained third-party valuations of the acquired intangible assets.

The following summarized, pro forma results of operations assume the acquisition took place at the beginning of the respective periods (in thousands, except per share amounts).

Year Ended December 31,	2005	2004
Revenue	$227,431	$230,196
Net income	$ 35,266	$ 36,263
Net income per diluted share	$ 0.74	$ 0.77

NOTE 19: DIVIDENDS

Beginning in the third quarter of 2003, the Company's Board of Directors has declared and paid a cash dividend in each quarter. During the third quarter of 2004, the Company's Board of Directors voted to increase the quarterly cash dividend from $0.06 to $0.08 per share. During the third quarter of 2006, the Company's Board of Directors voted to increase the quarterly cash dividend from $0.080 to $0.085 per share. Dividend payments amounted to $15,058,000 in 2006, $14,960,000 in 2005, and $12,756,000 in 2004.

NOTE 20: SUBSEQUENT EVENTS

On January 23, 2007, the Company's Board of Directors declared a cash dividend of $0.085 per share. The dividend was paid on February 23, 2007 to all shareholders of record at the close of business on February 9, 2007 and amounted to $3,778,000.

NOTE 21: SUPPLEMENTAL DISCLOSURES

Cash paid for income taxes totaled $18,356,000 in 2006, $2,970,000 in 2005, and $2,327,000 in 2004.

Common stock received as payment for stock option exercises totaled $317,000 in 2004.

The Company retired certain fully depreciated property, plant, and equipment totaling $3,742,000 in 2006, $4,234,000 in 2005, and $1,824,000 in 2004.

Advertising costs are expensed as incurred and totaled $2,144,000 in 2006, $3,057,000 in 2005, and $2,000,000 in 2004.

Cognex Corporation: Report of Independent Registered Public Accounting Firm on Financial Statements

To the Board of Directors and
Shareholders of Cognex Corporation:

We have audited the accompanying consolidated balance sheets of Cognex Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cognex Corporation at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" which requires the Company to recognize expense related to the fair value of share-based compensation awards.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cognex Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Boston, Massachusetts
February 26, 2007

Cognex Corporation: Report of Management on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has evaluated the effectiveness of the Company's internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based upon our evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Cognex Corporation: Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareholders of Cognex Corporation:

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Cognex Corporation maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cognex Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cognex Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cognex Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Cognex Corporation and our report dated February 27, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

Ernst & Young LLP
Boston, Massachusetts
February 26, 2007

Cognex Corporation: Five-year Summary of Selected Financial Data

(In thousands, except per share amounts)

Year Ended December 31,	2006	2005	2004	2003	2002
Statement of Operations Data:					
Revenue	**$238,424**	$216,875	$201,957	$150,092	$114,107
Cost of revenue[1]	**64,943**	62,899	57,371	50,139	39,859
Gross margin	**173,481**	153,976	144,586	99,953	74,248
Research, development, and engineering expenses[1]	**32,607**	27,640	27,063	24,719	25,630
Selling, general, and administrative expenses[1]	**96,678**	82,332	70,674	55,724	58,376
Operating income (loss)	**44,196**	44,004	46,849	19,510	(9,758)
Nonoperating income	**6,104**	4,242	6,311	3,738	1,554
Income (loss) before taxes	**50,300**	48,246	53,160	23,248	(8,204)
Income tax provision (benefit)	**10,445**	12,544	15,416	7,297	(2,177)
Net income (loss)	**$ 39,855**	$ 35,702	$ 37,744	$ 15,951	$ (6,027)
Basic net income (loss) per share	**$ 0.87**	$ 0.76	$ 0.83	$ 0.37	$ (0.14)
Diluted net income (loss) per share	**$ 0.85**	$ 0.74	$ 0.80	$ 0.36	$ (0.14)
Basic weighted-average common shares outstanding	**45,559**	46,709	45,480	43,173	43,503
Diluted weighted-average common shares outstanding	**46,648**	47,935	47,358	44,466	43,503
Cash dividends per common share	**$ 0.33**	$ 0.32	$ 0.28	$ 0.12	$ –

[1] Amounts in 2006 include stock-based compensation expense, as follows:

Cost of revenue	$1,596
Research, development, and engineering	3,627
Selling, general, and administrative	8,401
Total stock-based compensation expense	$13,624

December 31,	2006	2005	2004	2003	2002
(In thousands)					
Balance Sheet Data:					
Working capital	**$258,280**	$268,612	$242,460	$150,311	$162,808
Total assets	**528,651**	564,562	533,308	432,533	385,934
Long-term debt	**–**	–	–	–	–
Shareholders' equity	**473,850**	506,521	462,807	384,994	354,520

Cognex Corporation: Selected Quarterly Financial Data (Unaudited)

(In thousands, except per share amounts)

Quarter Ended 2006	April 2,	July 2,	October 1,	December 31,
Revenue	$59,040	$63,074	$58,005	$58,305
Gross margin	42,330	46,481	42,558	42,112
Operating income	10,634	12,622	11,147	9,793
Net income	8,800	11,434	10,116	9,505
Basic net income per share	0.19	0.25	0.23	0.21
Diluted net income per share	0.18	0.24	0.22	0.21
Cash dividends per common share	0.080	0.080	0.085	0.085
Common stock prices:				
High	33.24	30.01	26.20	26.98
Low	27.18	24.25	20.87	21.65

Quarter Ended 2005	April 3,	July 3,	October 2,	December 31,
Revenue	$43,198	$54,603	$58,256	$60,818
Gross margin	29,408	38,538	42,501	43,529
Operating income	5,585	9,859	13,926	14,634
Net income	5,294	7,800	10,858	11,750
Basic net income per share	0.11	0.17	0.23	0.25
Diluted net income per share	0.11	0.17	0.22	0.24
Cash dividends per common share	0.08	0.08	0.08	0.08
Common stock prices:				
High	28.44	27.28	33.76	32.70
Low	23.80	21.40	25.43	26.78

Cognex Corporation: Stock Performance Graph

Set forth below is a line graph comparing the annual percentage change in the cumulative total shareholder return on the Company's common stock, based on the market price of the Company common stock, with the total return on companies within the Nasdaq Stock Market-US Companies Index (the "Nasdaq-US Index") and the Center for Research in Security Prices ("CRSP") Nasdaq Lab Apparatus & Analytical, Optical, Measuring & Controlling Instrument (SIC 3820-3829 US Companies) Index (the "Nasdaq Lab Apparatus Index"). The performance graph assumes an investment of $100 in each of the Company and the two indices, and the reinvestment of any dividends. The historical information set forth below is not necessarily indicative of future performance. Data for the Nasdaq-US Index and the Nasdaq Lab Apparatus Index was provided to the Company by CRSP.

Cognex Corporation
Comparison of Five-year Cumulative Total Returns
Produced on January 29, 2007


$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
12/2001
12/2002
12/2003
12/2004
12/2005
12/2006
126.2
97.7
96.6

Prepared by CRSP (www.crsp.uchicago.edu)
Center for Research in Security Prices
Graduate School of Business, The University of Chicago

Legend:	12/2001	12/2002	12/2003	12/2004	12/2005	12/2006
■ Cognex Corp	100.00	72.0	110.9	110.5	120.5	96.6
★ NASDAQ Stock Market (U.S. Companies)	100.00	69.1	103.4	112.5	114.9	126.2
▲ NASDAQ Stocks (SIC 3820-3829 U.S. Companies) Lab Apparatus & Analyt, Opt, Measuring, and Controlling Instr	100.00	57.4	95.2	94.2	89.3	97.7

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. The indexes are reweighted daily using the market capitalization on the previous trading day.

C. If the monthly interval, based on the fiscal year-end, is not a trading day the preceding trading day is used.

D. The index level for all series was set to $100.0 on 12/31/2001.

Cognex Corporation: Offices

UNITED STATES

Corporate Headquarters
One Vision Drive
Natick, MA 01760
Telephone: (508) 650-3000
Fax: (508) 650-3333

California
2060 Challenger Drive
Alameda, CA 94501
Telephone: (510) 749-4000
Fax: (510) 865-9927

1001 Rengstorff Avenue
Mountain View, CA 94043
Telephone: (650) 969-4812
Fax: (650) 969-4818

11512 El Camino Real, Suite 360
San Diego, California 92130
Telephone: (858) 481-2469
Fax: (858) 481-2411

Georgia
1855 Satellite Boulevard, Suite 100
Duluth, Georgia 30097
Telephone: (770) 814-7920
Fax: (770) 814-7925

Illinois
800 East Diehl Road, Suite 125
Naperville, IL 60563
Telephone: (630) 649-6312
Fax: (630) 955-0661

Michigan
46850 Magellan Drive, Suite 150
Novi, MI 48377
Telephone: (248) 668-5100
Fax: (248) 624-2964

Oregon
15865 SW 74th Street, Suite 105
Portland, OR 97224
Telephone: (503) 620-6601
Fax: (503) 620-6093

Pennsylvania
2873 West Hardies Road
Gibsonia, PA 15044
Telephone: (724) 449-7233
Fax: (724) 449-7237

Tennessee
318 Seaboard Lane, Suite 314
Franklin, TN 37067
Telephone: (615) 844-6158
Fax: (615) 844-6159

Wisconsin
10150 West National Avenue, Suite 202
West Allis, WI 53227
Telephone: (414) 604-7000
Fax: (414) 604-2342

CANADA

Cognex Canada Inc.,
9970 Cote de Liesse, Suite 110
Lachine, Quebec H8T 1A1
Telephone: (514) 420-0828
Fax: (514) 420-0825

EUROPE

Finland
Cognex Finland
Kellonkierto 7
70460 Kuopio, Finland
Telephone: +358-17-3893 200
Fax: +358-17-3893 232

France
Cognex International Inc., France
104 Avenue Albert 1er
F-92563 Rueil Malmaison Cedex, France
Telephone: +33-1-47-77-15-50
Fax: +33-1-47-77-15-55

Germany
Cognex Germany, Inc.
Emmy Noether Strasse 11
D-76131 Karlsruhe, Germany
Telephone: + 49-721-6639-0
Fax: + 49-721-6639-599

Cognex Aachen
Vaalser Straße 259
52074 Aachen, Germany
Telephone: +49 241 17 301 4 0
Fax: +49 241 17 301 4 44

Ireland
Cognex Ltd.
c/o PricewaterhouseCoopers,
1, South Mall,
Cork, Ireland
Telephone: +353 (0)21 230 0271
Fax: +353 (0)21 230 0133

Italy
Cognex International Inc., Italy
Via Gasparotto, 1
I-20124 Milano, Italy
Telephone: + 39-0267 471 200
Fax: +39-0267 471 300

Cognex Corporation: Offices

EUROPE (continued)

Spain
Cognex Spain
Edificio Windsor
Via Augusta 2 Bis 5
08006 Barcelona, Spain
Telephone: +34 93 445 67 78
Fax: +34 93 415 04 62

Sweden
Cognex International Inc., Sweden
Skrapan 1830
Kopparbergsvagen 10
S-722 10 Vasteras, Sweden
Telephone: +46-21-14 55 88
Fax: +46-21-14 408 0

Switzerland
Kornhausstrasse 3
CH-9000 St. Gallen
Switzerland
Telephone: +41 71 313 06 05
Fax: +41 71 313 06 06

United Kingdom
Cognex UK, Ltd.
Sunningdale House
43 Caldecotte Lake Drive
Caldecotte Lake Business Park
Milton Keynes MK7 8LF, UK
Telephone: +44-1908-206 000
Fax: +44-1908-392 463

Cognex UK, Ltd., Epsom Branch
Units 7-8, First Quarter
Blenheim Road, Epsom
Surrey, KT19 9QN, UK
Telephone: +44-1372-754 100
Fax: +44-1372-754 150

Cognex UK, Ltd., Training
Exchange House - MWB
494 Midsummer Boulevard
Milton Keynes MK9 2EA, UK
Telephone: +44-19 08255878
Fax: +44-19 08 255 700

JAPAN

Cognex KK-Headquarters
23F, Bunkyo Green Court
2-28-8 Honkomagome, Bunkyo-ku,
Tokyo
113-6591, Japan
Telephone: +81-3-5977-5400
Fax: +81-3-5977-5401

Cognex KK-Osaka
3F, Central Shin-Osaka Building
4-5-36 Miyahara, Yodogawa-ku
Osaka-shi, Osaka
532-0003 Japan
Telephone: +81-6-4807-8201
Fax: +81-6-4807-8202

Cognex KK-Nagoya
4F, IT Meieki Building
3-11-22 Meieki, Nakamura-ku
Nagoya-shi, Aichi-ken
450-0002 Japan
Telephone: + 81-52-569-5900
Fax: +81-52-581-7760

Cognex KK-Fukuoka
5F, Dai 5 Hakata Kaisei Building
1-18-25 Hakataeki-Higashi, Hakata-ku
Fukuoka-shi, Fukuoka-ken
812-0013, Japan
Telephone: +81-92-432-7741
Fax: +81-92-412-3590

Cognex KK-Sendai
10F, Sendai-Hashimoto Building
27-21 Tachimachi, Aoba-ku,
Sendai-shi, Miyagi-ken
980-0822, Japan
Telephone: +81-22-711-1971
Fax: +81-22-711-1982

ASIA

China
Room 1210, Huaihai China Tower
885, Renmin Road
Shanghai 200010, P.R. of China
Telephone: +86-21-6320 3821
Fax: +86-21-6328 0632

Korea
704 City Air Terminal
159-6 Samsung-dong, Gangnam-gu,
Seoul 135–728 Korea
Telephone: +82-2-539-9047
Fax: +82-2-539-9592

Singapore
10 Anson Road #30-06A
International Plaza
Singapore 079903
Telephone: +65 6325 5 700
Fax: +65 5325 5 703

Taiwan
10F-1, No. 25, Puding Road
Hsin-Chu City
300 Taiwan, R.O.C.
Telephone: +886-3-5780060
Fax: +886-3-5781520

Cognex Corporation: Company Information

Transfer Agent
National City Bank
Corporate Trust Operations
3rd Floor, North Annex
4100 West 150th Street
Cleveland, OH 44135-1385
Telephone: (216) 257-8663
Toll free: (800) 622-6757
www.nationalcitystocktransfer.com
email: shareholder.inquiries@nationalcity.com

General Counsel
Goodwin Procter LLP
Boston, Massachusetts

Independent Auditors
Ernst & Young LLP
Boston, Massachusetts

Form 10-K
A copy of the Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders, without charge, upon request to:

Department of Investor Relations
Cognex Corporation
One Vision Drive
Natick, MA 01760

Additional copies of this annual report are also available, without charge, upon request to the above address. Or, request information on-line at http://www.cognex.com

The Company's common stock is traded on The NASDAQ Stock Market LLC, under the symbol CGNX. As of February 25, 2007, there were approximately 600 shareholders of record of the Company's common stock. The Company believes the number of beneficial owners of the Company's common stock on that date was substantially greater.

The Company declared and paid a cash dividend of $0.08 per share in each quarter of 2005 and in the first and second quarters of 2006, and $0.085 per share in the third and fourth quarters of 2006. Any future declaration and payment of cash dividends will be subject to the discretion of the Company's Board of Directors and will depend upon such factors as the Board deems relevant.

BOARD OF DIRECTORS

Robert J. Shillman
Chairman and Chief Executive Officer
Cognex Corporation

Patrick A. Alias
Senior Vice President
Cognex Corporation

Jerald G. Fishman
President and Chief Executive Officer
Analog Devices, Inc.

Anthony Sun
Managing General Partner
Venrock Associates

Reuben Wasserman
Business Consultant

SENIOR MANAGEMENT

Robert J. Shillman
Chairman and Chief Executive Officer

James F. Hoffmaster
President and Chief Operating Officer

Patrick A. Alias
Senior Vice President

Patricia Bautz
Vice President,
Corporate Employee Services

Eric Ceyrolle
Executive Vice President Worldwide Sales and Marketing

Ettore Cucchetti
Vice President of Sales and Service, Asia

Markku Jaaskelainen
Senior Vice President and
General Manager, SISD

Todd Keebaugh
Vice President, Legal Services

Didier Lacroix
Vice President of Sales and Service, Europe

Herb Lade
Vice President, Operations

Stanley Luboda
Vice President, SISD Sales and Service

Marilyn Matz
Senior Vice President, Semi & Electronics

John McGarry
Senior Vice President,
Research and Development

Richard A. Morin
Senior Vice President of Finance and Administration, Chief Financial Officer, and Treasurer

Akira Nakamura
President, Cognex K.K.

Kris Nelson
Senior Vice President, Factory Automation

Brian Phillips
Vice President of Sales, Americas

David Schatz
Vice President, Corporate Development

Robert Settle
Vice President, Worldwide Distribution

Hisataka Shitara
Vice President, SISD, Cognex K.K.

William Silver
Senior Vice President and Senior Fellow

Justin Testa
Senior Vice President, ID Products and Sensor Products

This annual report, including the letter to shareholders, contains "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities and Exchange Act of 1934. Please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Forward-Looking Statements" in this report for a discussion regarding risks associated with these statements.

Design: PointOne Marketing & Design, Danvers, MA www.pointonemarketing.com

Major Photography: David Shopper Printed in the United States of America

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END

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One Vision Drive, Natick MA 01760-2059 www.cognex.com